Exhibit 99.3

CHC HELICOPTER CORPORATION

ANNUAL INFORMATION FORM

For the Year Ended April 30, 2005

Dated July 27, 2005

TABLE OF CONTENTS

1.0	Name, Address, and Incorporation	4

2.0	Corporate Structure	4

3.0	Corporate History and Development of the Corporation	6
	Three Year History/Acquisitions	6
	Discontinued Operations	7
	Outlook for Fiscal 2006	7

4.0	Description of the Business	8
	Industry Overview	8
	Services Provided	9
	Helicopter Flying Operations	9
	Repair and Overhaul	11
	Flight Training	12
	Helicopter Leasing	12
	Safety and Survival Equipment	12
	Markets Served	13
	Customer Base	13
	Contracts	13
	Contract Updates	14
	Competition	16
	Competitive Strengths	17
	Business Strategy	18
	Seasonality	19
	Employees	21
	Reorganizations	21
	Foreign Operations	21
	Review by Operating Segment	22
	Fleet Summary	29
	Intangible Properties	29
	Risk Factors	30
	Government Regulation	39

5.0	Dividends	42

6.0	Capital Structure	42
	Constraints	44
	Ratings	44

7.0	Market for Securities	45

8.0	Directors and Officers	47
	Cease Trade Orders, Bankruptcies, Penalties, and Sanctions	49
	Penalties or Sanctions	50
	Personal Bankruptcies	50
	Conflicts of Interest	50

9.0	Legal Proceedings	51

10.0	Audit Committee	51
	Composition, Relevant Education and Experience	51
	Audit Committee Mandate	52
	Pre-approval Policies and Procedures	55

	External Auditor Service	55

11.0	Interest of Management and Others in Material Transactions	56

12.0	Transfer Agents and Registrars	56

13.0	Material Contracts	56

14.0	Interests of Experts	56

15.0	Additional Information	56

This Annual Information Form (“AIF”) may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (“CHC” or the “Corporation”) with the United States Securities and Exchange Commission and with Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Except as otherwise noted, all information in this AIF is reported as of April 30, 2005 and all dollar amounts are expressed in Canadian dollars.

1.0 - Name, Address, and Incorporation

CHC Helicopter Corporation was formed by amalgamation on July 31, 1987 under the Canada Business Corporations Act and its corporation number is 222233-7.

The Corporation's registered office is 34 Harvey Road, 5th Floor, St. John’s, Newfoundland and Labrador., Canada, A1C 5V5. The Corporation’s head office address is 4740 Agar Drive, Richmond, British Columbia, Canada, V7B 1A3 (telephone number 604 276 7500).

Unless the context indicates otherwise, all references to “CHC” or the “Corporation” refer to CHC and its subsidiaries, taken as a whole.

Prior to September 27, 1991, CHC’s authorized share capital consisted of common shares, first preferred shares issuable in series (the “First Preferred Shares”) and second preferred shares issuable in series (the “Second Preferred Shares”). By way of articles of amendment dated September 27, 1991, CHC changed each common share then outstanding into one-half of one Class B Multiple Voting Share and one-half of one Class A Subordinate Voting Share. By articles of amendment dated December 9, 1997, CHC created an unlimited number of Ordinary Shares. By articles of amendment dated November18, 2003, CHC permitted the Board of Directors, subject to the Canada Business Corporations Act, to appoint additional directors between annual meetings of shareholders.

By articles of amendment dated April 14, 2005, CHC subdivided each issued and unissued Class A Subordinate Voting Share, Class B Multiple Voting Share and Ordinary Share into two shares of each such class.

2.0 - Corporate Structure

The following table lists the principal subsidiaries of CHC, their jurisdictions of incorporation and the percentage of votes attaching to voting securities held directly or indirectly by CHC as at July 29, 2005. This list excludes certain subsidiaries, the total assets of which constituted less than 10 per cent of the Corporation’s fiscal 2005 consolidated assets and total revenues of which constituted less than 10 per cent of the Corporation’s fiscal 2005 consolidated revenues.

CHC Helicopter Corporation
Principal Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Percentage of votes attaching to voting securities beneficially owned, controlled or directed by the Corporation
CHC Helicopters International Inc.	Canada	100%
CHC Helicopters (Barbados) Limited	Barbados	100%
CHC Leasing (Barbados) Limited	Barbados	100%
CHC Capital (Barbados) Limited	Barbados	100%
Canadian Helicopters (UK) Limited	Scotland	100%
CHC Scotia Limited	England and Wales	100%
Heliworld Leasing Limited	England and Wales	100%
Vinland Denmark AS	Denmark	100%
Vinland Helicopters AS	Norway	100%
Helicopter Services Group AS	Norway	100%
CHC Helikopter Service AS	Norway	100%
Astec Helicopter Services AS	Norway	100%
Heliwest AS	Norway	100%
Lloyd Offshore Helicopters Services Pty. Ltd.	Australia	100%
CHC Helicopters (Africa) Pty. Ltd.	Africa	100%
CHC Helicopter South Africa (Propritary) Ltd.	South Africa	75%
Court Helicopters Limited (Mauritius)	Mauritius	100%
CHC Composites Inc.	Canada	100%
CHC Denmark ApS	Denmark	100%
CHC Ireland Limited	Ireland	100%
Brintel Holdings Limited	Scotland	100%
4083423 Canada Inc.	Canada	100%
CHC Netherlands BV	The Netherlands	100%
CHC Sweden AB	Sweden	100%
Schreiner Luchtvaart Groep BV	The Netherlands	100%
Schreiner North Sea Helicopters BV	The Netherlands	100%
Schreiner Airways, BV	The Netherlands	100%
Schreiner Aircraft Maintenance Company BV	The Netherlands	100%
Schreiner & Co., BV	The Netherlands	100%
Capital Aviation Services B.V.	The Netherlands	100%
Schreiner Chad SA	Chad	100%
Whirly Bird Services Limited	Scotland	100%
Multifabs Survival Ltd.	Scotland	100%
Aero Turbine Support Ltd.	British Columbia	60%

3.0 - History and Development of the Corporation

Corporate History

The Corporation was created in 1987 as a holding company to combine the operations of Sealand Helicopters Limited and Toronto Helicopters Limited (both of which were Canadian companies controlled by Mr. Craig L. Dobbin, Chairman of the Board and Chief Executive Officer of the Corporation and a principal shareholder) and to acquire Okanagan Helicopters Ltd., a Canadian company that operated 125 helicopters at the time of its acquisition. Since its formation, the Corporation has grown internally as well as through acquisitions, the most significant of which were the acquisition in 1988 of the majority of the assets of Ranger Helicopters Limited, which was then operating 37 helicopters; the acquisition in 1989 of all the outstanding shares of Viking Helicopters Limited, which was then operating 60 helicopters; the acquisition in 1993 and 1994 of all the outstanding shares of Brintel Holdings Limited, which was then operating approximately 25 heavy helicopters; the acquisition in August 1999 of all the outstanding shares of Helicopter Services Group (“HSG”), which was then operating 115 helicopters; and the acquisition in February 2004 of all the shares of Schreiner Luchtvaart Groep B.V. (“Schreiner”) which was then operating 43 aircraft. Since that date the Corporation has acquired a number of smaller operations as noted below.

Three-Year History/Acquisitions

The Corporation has undergone significant restructuring in recent years.

Fiscal 2003
No acquisitions.

Fiscal 2004
On February 16, 2004 the Corporation completed the acquisition of Schreiner, located in the Netherlands, for total consideration of $143.9 million (€87.1 million), including the settlement of $41.5 million (€25.2 million) of Schreiner’s debt. At April 30, 2004 Schreiner’s fleet of 38 aircraft consisted of 28 helicopters and 10 fixed-wing aircraft. In addition, Schreiner owns 40% of the issued and outstanding shares of Aerocontractors Company of Nigeria (“ACN”).

On March 5, 2004 the Corporation completed the acquisition of UK-based Whirly Bird Services Limited (“WBS”). WBS is a global supplier of survival suits and related aircraft passenger survival equipment.

Fiscal 2005
On August 17, 2004 the Corporation acquired 100% of the shares of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold water survival suits for military forces, emergency services and offshore oil and gas companies around the world.

On September 23, 2004, the Corporation acquired a majority of the shares of Aero Turbine Support Ltd. (“ATSL”). ATSL is an aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada, PT6T turboshaft engines

On January 13, 2005 the Corporation acquired the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”), a British Columbia based helicopter component and turbine engine maintenance, repair and overhaul (“MRO”) provider.

The total purchase price to acquire the shares of Multifabs and ATSL and the assets, capabilities and associated contracts of Coulson was $21.3 million, including the assumption of debt. These acquisitions were financed through existing operating facilities.

Fiscal 2005 was a year of transition for the Corporation. Early in 2005, the Corporation initiated a significant restructuring initiative - Good-to-Great (“G2G”). G2G was intended to:

•
centralize various management functions into the new Vancouver corporate office and standardize operations, safety and levels of service across the Corporation (prior to January 2005, the Corporation’s head office was located in St. John’s, Newfoundland and Labrador);

•
strategically position CHC for strong growth through the establishment of three distinct operating segments that will be operational for fiscal 2006: Global Operations, European Operations, and Heli-One;

•	improve financial performance by reducing operating costs and improving asset utilization and productivity.

Fiscal 2005 was a year of significant change that included the integration and consolidation of Schreiner, the creation of three new operating segments, planned headcount reductions of approximately 180 people worldwide, and a new management structure.

Discontinued Operations

During the year the Corporation sold two non-core components of the Schreiner business segment, operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net gain on sale of $8.6 million. Schreiner Canada assembles, services and operates unmanned air, ground and sea vehicles and targets for training military forces and the defence industry and is based in Medicine Hat, AB, Canada. SAMCO is a certified aviation maintenance facility, located at Maastricht-Aachen Airport, the Netherlands, specializing in base maintenance and the repair, maintenance and modification of fixed wing aircraft.

The potential sale of the remaining non-core business held for sale, CHC Composites Inc. (“Composites”), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador.

Outlook for Fiscal 2006

Fiscal 2006 will mark the start of operation under the new management and operational structure, including:

Heli-One: This Vancouver based division is responsible for the management of CHC’s fleet, maintenance, repair and overhaul (“R&O”) and inventory activities on a nose-to-tail third party basis for the flying divisions. Heli-One also provides aircraft leasing, logistics and R&O support for other operators around the world. With the recent acquisitions of Whirlybirds and Multifabs, Heli-One also provides safety management and survival suit services.

Global Operations: This Vancouver based division consolidates all flying operations outside of Europe and includes flying operations of the previous International, Australian, African, and non-European Schreiner flying operations.

European Operations: This Aberdeen based division combines the existing European flying division with Schreiner’s North Sea flying component operating from Den Helder.

4.0 - Description of the Business

Industry Overview

Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, for several decades helicopters have been used for a variety of purposes, such as forestry, mining, search and rescue, emergency medical services, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2005, 56% of the Corporation’s total revenue was derived from oil and gas production activity (fiscal 2004 - 61%). As onshore oil and gas reserves continue to decline the Corporation expects offshore oil and gas exploration and production to become a larger portion of global oil and gas production, resulting in additional demand for helicopter transportation services. Furthermore, the Corporation expects technology improvements to allow oil and gas exploration and production companies to pursue opportunities farther offshore, increasing demand for helicopter transportation services, particularly for modern helicopters, which generally have a greater range and passenger capacity. The Corporation also expects new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. The Corporation believes this increase in activity will result in increased global demand for helicopter transportation services.

Rig utilization in the North Sea ended December 31, 2004 up 13% from the prior year. Projected utilization rates have also risen, indicating the market will likely remain strong through 2005. In addition to new smaller companies targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life. The Corporation believes the need for transportation services will increase as activity in the North Sea continues to increase from current levels.

To effectively compete on a global basis for helicopter transportation service contracts, the Corporation believes a helicopter service provider needs to have:

-	an established brand name;
-	a strong track record of providing high quality, safe and reliable service;
-	a large, diversified fleet of helicopters to accommodate various customer requirements;
-	a cost structure that allows the provision of services at competitive prices;

-	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and
-	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.

The Corporation believes it possesses all of these characteristics.

Services Provided

The Corporation principally provides helicopter transportation services to the oil and gas industry for production and exploration activities. During the year the Corporation created Heli-One, the world’s largest independent helicopter support company to provide repair and overhaul services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, safety and survival equipment and other related services. The Corporation also provides helicopter transportation services for emergency medical and search and rescue activities (“EMS/SAR”) and ancillary services such as flight training.

The Corporation provides helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies to transport personnel and, to a lesser extent, parts and equipment, to, from and among offshore production platforms, drilling rigs and other facilities. In general, the Corporation targets opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained pilots. The Corporation is a market leader in most of the regions it serves, with an established reputation for quality and reliable service. The Corporation is the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in South America, Africa, Australia and Asia. For the fiscal year ended April 30, 2005 revenue generated by helicopter transportation services for the oil and gas industry was 67% of the Corporation’s total revenue compared to 73% for the previous fiscal year.

The Corporation believes that its repair and overhaul and flight training capabilities reduce its costs and give it control over the quality of its maintenance and pilot training. The Corporation believes that these capabilities enhance its competitive position, further diversify its revenue streams and solidify its worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, the Corporation believes that its repair and overhaul capabilities provide it with a source of relatively stable third-party revenue.

The Corporation also provides flight training, helicopter leasing and safety and survival equipment services.

Helicopter Flying Operations

Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”), (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, the Corporation has sold most of its operations and aircraft in this category and, at April 30, 2005, it had only 10 light helicopters in its fleet. However, the Corporation has a 41.75% interest in Canadian Helicopters Limited (“CHL”), which operates in Canada’s onshore market, primarily with light aircraft and was a 38% interest in Inversiones Aereas S.L. (“Inaer”), which operates light and medium aircraft in the Spanish onshore market.

Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”), (daytime and night time flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft and their limited availability tend to lessen competition from smaller operations. The Corporation operated 191 helicopters in this category (76 heavy and 115 medium helicopters) as at April 30, 2005.

Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries, and for EMS/SAR. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed for providing emergency medical service support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.

The Corporation contracts with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Approximately 51% of the Corporation’s fiscal 2005 flying revenue (fiscal 2004 - 56%) was derived from hourly charges and the remaining 49% (fiscal 2004 - 44%) was generated by fixed monthly charges. Typically, the Corporation supplies crew and maintenance personnel in addition to aircraft. However, the Corporation has a limited number of contracts under which it supplies aircraft only to local helicopter operators, often in conjunction with repair and overhaul and training services. The Corporation will continue to pursue this latter type of contract as such arrangements may allow it to partner with other local operators to effectively penetrate new markets.

A substantial number of the Corporation’s long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last six fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and a contract with the U.N. Monitoring, Verification and Inspection Commission that was cancelled upon the start of the war in Iraq, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

The Corporation’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, the Corporation has no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs. The Corporation therefore believes that its global network of bases and aircraft operating licenses give it a competitive advantage in bidding on new contracts throughout most of the world. The Corporation is well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. The Corporation also has long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Chevron, Maersk and Unocal. Many of these companies have been customers of the Corporation for more than 20 years.

Repair and Overhaul

All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled after a predetermined period. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, which have a limited time-life, including the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the repair and overhaul business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories, (ii) repair facilities authorized by the manufacturers to repair and overhaul their products, and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a world wide market for repair and overhaul services.

During the year, the Corporation created the world’s largest helicopter support company, Heli-One. Heli-One combines all CHC support subsidiaries and divisions including Astec Helicopter Services AS (“Astec”), Multifabs, Overhaul International and ATSL. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including S61and S76, Bell 206, 205, 212 and 412 and all Super Puma AS332/532 models. Heli-One’s major servicing facilities in North America and Europe provide engine overhaul servicing. Astec specializes in nose-to-tail support of the AS332 Super Puma and overhaul of the Makila 1A/1A1/1A2 engines. Heli-One, Vancouver, including ATSL specializes in nose-to-tail support of the S61 and S76 and overhauls of the General Electric CT58/T58 gas turbine engines and Pratt & Whitney Canada PT6T turboshaft engines. Overhaul International has a CASA approved Bell workshop. This restructuring provides low cost internal repair and overhaul services and positions the Corporation to increase its market share of repair and overhaul services for the worldwide fleet of over 500 Super Pumas.

Some of Heli-One’s contracts require customers to pay for services on an hourly flying basis. Typically, a portion of the revenue from these “power-by-the-hour” contracts is recognized on a monthly basis to reflect ongoing maintenance and logistics services being provided, with the balance deferred and recognized as the major repair and overhaul services are performed.

Heli-One’s main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.

Heli-One is also able to provide to its customers integrated logistics support, providing 24 hour service, covering all scheduled and unscheduled repair and overhaul for engines, dynamic components, all rotable components and consumable parts, plus support for any special mission equipment. The Corporation’s global buying power translates to competitive pricing on all major components. With facilities in times zones nine hours apart, Heli-One can offer next day delivery in most locations on a wide range of helicopter parts from all major manufacturers. In addition, the Corporation has extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments, including avionics.

Factors that affect competition within the repair and overhaul market include price, quality and customer service. The Corporation believes that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC’s extensive operational experience. The Corporation believes that the corporate restructuring and creation of Heli-One have improved its ability to provide low cost, quality support services to civilian and military helicopter operators worldwide.

Flight Training

The Corporation operates an advanced flight training facility in Norway that provides additional revenue and enhances the Corporation’s global reputation for excellence and leadership in helicopter services. The facility enables the Corporation to satisfy fully the Super Puma training requirements for its pilots, in addition to selling training services to external pilots. The Corporation’s experienced instructors provide a wide variety of training services to its employees as well as civil and military organizations around the world. The Corporation’s Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 24,000 pilots and mechanics from over 40 countries.

Helicopter Leasing

The Corporation manages the world’s largest fleet of medium and heavy civilian helicopters, enabling the Corporation to offer flexible leasing terms on a wide range of aircraft to third party customers. Heli-One will include, in the leases to customers, repair and overhaul and logistics support as part of the full package.

Safety and Survival Equipment

Operating in the world’s most dangerous cold-water environments requires protection, quality and comfort. With our European subsidiaries, Multifabs and Whirly Bird Services Limited (“Whirlybird”), the Corporation has over 30 years experience providing survival wear solutions to military forces, emergency services and oil and gas operators around the world.

Markets Served

The Corporation is the world’s largest global commercial helicopter operator. The Corporation, through its subsidiaries, has been providing helicopter services for more than 50 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. The Corporation’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada.

Customer Base

The Corporation’s global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	DeBeers	Republic of Ireland
Apache	Exxon Mobil	Royal Dutch/Shell Group
Bp	Kerr-McGee	Statoil
Chevron	Maersk	TotalFinaElf
Commonwealth of Australia	Norsk Hydro	Unocal
ConocoPhillips	Premier

We service the majority of our customers under contracts that typically contain some combination of fixed and hourly rates and have terms ranging from two to five years with one or more one-year renewal options. We derived approximately 67% of our revenue for the year ended April 30, 2005 from such long-term contracts.

Contracts

The Corporation contracts with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately 3.5 years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time, or solely on an hourly charge for actual flight time. Approximately 51% of the Corporation’s fiscal 2005 flying revenue (fiscal 2004 - 56%) was derived from hourly charges and the remaining 49% (fiscal 2004 - 44%) was generated by fixed monthly charges. Typically, the Corporation supplies crew and maintenance personnel in addition to aircraft. However, the Corporation has a limited number of contracts under which it supplies aircraft only to local helicopter operators, often in conjunction with repair and overhaul and training services. The Corporation will continue to pursue this latter type of contract as such arrangements may allow it to partner with other local operators to effectively penetrate new markets.

A substantial number of the Corporation’s long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last six fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and a contract with the U.N. Monitoring, Verification and Inspection Commission that was cancelled upon the start of the war in Iraq, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.

The Corporation’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, the Corporation has no significant exposure to changes in fuel prices.

New contract start-up costs can represent a significant portion of operating costs. The Corporation therefore believes that its global network of bases and aircraft operating licenses give it a competitive advantage in bidding on new contracts throughout most of the world. The Corporation is well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. The Corporation also has long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, Norsk Hydro, TotalFinaElf, Chevron, Maersk and Unocal. Many of these companies have been customers of the Corporation for more than 20 years.

Contract Updates

On July 8, 2005 was awarded a new two-year contract, plus three one-year options, by The Peak Group, for the provision of helicopter services from CHC's pool of Super Puma aircraft in support of drilling programs in the Southern and Northern North Sea. The contract is valued at approximately $2 million per annum.

On July 8, 2005 signed a new five-year contract, plus two two-year options, with Nexen Petroleum U.K. Limited for the provision of helicopter services in support of Nexen's UK Central and Northern North Sea operations. The service, including support for the Buzzard field hook up and commissioning, will utilize a dedicated Super Puma AS332L, plus AS332L flight hours from the CHC pool of aircraft. This contract was awarded after a competitive bid process and represents new work for CHC commencing September 1, 2005.

In July, 2005, CHC received the following contract extensions:

•
The Irish Department of the Marine and Natural resources (Irish Coast Guard) extended contracts for the provision of emergency Search and Rescue helicopter services at Dublin, Sligo and Shannon until June 30, 2007.

•	Maersk Olie og Gas AS exercised an option to extend until June 30, 2006 a contract for the provision of Super Puma helicopter services in the Danish sector of the North Sea.
•	Kerr-McGee exercised an option to extend for one additional year a contract for the provision of one dedicated Super Puma Mk2 based in Aberdeen, Scotland.

On June 13, 2005 CHC was awarded a new five-year contract by Marathon Oil U.K., Ltd. for the provision of helicopter services to the Brae Facilities in the UK North Sea utilizing Super Puma AS332L2 aircraft from the CHC fleet. This new contract, awarded after a competitive bid process, commences September 1, 2005.

On June 1, 2005, ConocoPhillips Norway extended an existing crew-change contract to September 1, 2006, but announced it will not renew the contract beyond this date. Bp/Talisman extended a related crew-change contract to December 31, 2005, but announced it will not renew the contract beyond this date. These two contracts are currently valued at a total of $46.0 million per annum.

In May 2005, CHC commenced operations in connection with a new contract awarded by bp Exploration Turkey BV for the provision of one new S76C+ and one S76A++ to be based at Trabzon, Turkey. This new contract is valued at approximately CDN$6.3 million over a nine-month period, and represents CHC’s first entry into the Turkish market.

On March 2, 2005, CHC, through its Schreiner subsidiary, was awarded a new two-year contract (plus one option year) by GNPOC for the provision of two Dauphin N2 aircraft. The value of the contract is approximately CDN$13 million over the fixed two-year term.

On March 2, 2005, CHC, through its partner ACN, was awarded a three-year contract renewal (plus two one-year options) by Elf Petroleum Nigeria Limited, for the provision of two Sikorsky C+ helicopters and one SA365N3 Dauphin helicopter. The contract commenced immediately, and is valued at approximately CDN$35 million over the fixed three-year term.

On January 31, 2005 CHC announced that Talisman Energy (UK) Limited had informed CHC that it would not be renewing a contract for the provision of two Super Puma AS332L aircraft based in Aberdeen, Scotland. The contract, valued at approximately CDN$22 million per annum, ran until March 31, 2005.

On December 10, 2004, CHC was awarded through its subsidiary, Schreiner Northsea Helicopters, a new five-year contract renewal (plus two one-year options) with Total E&P Nederland/Wintershall Noordzee/Petro-Canada Netherlands for the provision of two EC155B1 and two AB139 aircraft to provide offshore transportation services to oil and gas fields in the Dutch sector of the North Sea. The value of the contract is estimated at CDN$125 million over the five-year fixed term. Under the terms of the contract, these four new aircraft will be introduced in 2006, replacing three Sikorsky S76B aircraft and one Sikorsky S-61N.

On September 16, 2004 CHC was awarded an expanded three-year contract, plus two-year option, by bp for the provision of one dedicated Sikorsky S-61 and two dedicated S-76 aircraft in Baku, Azerbaijan to service offshore oil and gas fields in the Caspian Sea. The contract, valued at approximately $40 million over the initial three-year period, replaces an existing contract for one S-61 and one S-76 aircraft.

On August 19, 2004 CHC was awarded two contract renewals in the North Sea with a combined value of approximately CDN $14.5 million per annum. Contract renewals are as follows:

a) PGS Production AS has awarded CHC a two-year contract renewal, plus two one-year options, for the provision of offshore crew change helicopter services utilizing CHC's fleet of Super Puma aircraft based in Stavanger, Norway.

b) Kerr-McGee has awarded CHC a one-year contract renewal, plus two one-year options, for the provision of one dedicated Super Puma Mk2 aircraft based in Aberdeen, Scotland.

On July 31, 2004, our North Sea contract with bp in Aberdeen, Scotland expired. As a result of our efforts to redeploy the helicopters used to service bp, we have been awarded a contract by Apache to service a North Sea oilfield that Apache recently purchased from bp that we previously serviced under a contract with bp. Furthermore, we have been awarded a contract for the provision of two Super Puma aircraft for oil and gas operations in Brazil, and have redeployed a Super Puma to Angola for oil and gas operations.

On June 15, 2004 CHC was awarded a new contract in West Africa for the provision of one Super Puma AS332L2 aircraft for a period of initially 18 months commencing immediately. Anticipated revenue over the term of the contract is approximately CDN $11 million. Under the terms of the contract, CHC will lease the advanced Super Puma MkII to Sonair, the aeronautical subsidiary of the Angolan national oil company Sonangol. The helicopter will be based at Luanda, Angola.

Competition

The Corporation is one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. The Corporation has a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where it does not have a presence. The Corporation’s absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. The Corporation estimates that it has a market share of approximately 60% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. The Corporation is well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, it is expected that oil companies will go further offshore to develop deep-water reserves. The Corporation’s global presence, long-term customer relationships and modern fleet of aircraft position it to participate in new oil and gas developments in most offshore oil and gas regions.

At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for the Corporation. In the Corporation’s experience, the Super Puma and, more recently, the Sikorsky S-92 aircraft are the aircraft of choice for major oil and gas companies operating in the North Sea due to their superior maximum flying range, passenger capacity and cabin crew comfort. At present, the Corporation and its major competitor operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new Super Puma or S-92 is approximately 18 months. During the year, the Corporation introduced two Sikorsky S-92 aircraft in Norway. The S-92 is a heavy helicopter that has similar capabilities to the Super Puma MkII.

In our international markets services are usually provided by medium helicopters. However, as oil and gas production and exploration in the international markets move further offshore, there will be an increasing need for newer heavy helicopters.

In our medium and heavy helicopter operations, we compete against a number of helicopter operators including Offshore Logistics Inc. (“OLOG”), the other global commercial helicopter operator, and numerous local and regional operators. In addition, many of our customers in the oil and gas industry have the financial capability to perform their own helicopter flying operations in-house should they elect to do so. The technical requirements of operating helicopters offshore have increased as oil and gas activities have moved further offshore and more sophisticated aircraft are required to service the market, which increases the costs of assets required to be deployed.

Competitive Strengths

The Corporation believes that it has the following competitive advantages:

•
Global Coverage. The Corporation currently provides helicopter transportation services in over 30 countries and on all seven continents. This broad geographic coverage and an efficient management structure enable the Corporation to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract start-up costs, including equipment and crew transportation and base set-up costs, can represent a significant portion of operating expenses, the Corporation’s global network of bases allows it to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as the multinational oil and gas companies seek service providers that can serve them in many locations around the world, the Corporation’s geographic coverage makes it one of only two global providers that can effectively compete for many of these contracts.

•
Focus on Safety.  In over 50 years of operations, the Corporation has developed sophisticated safety and training programs and practices that have resulted in a strong safety record. The Corporation has never failed the stringent safety and performance audits that are conducted by its customers. The Corporation’s advanced flight training facility in Norway provides a wide variety of training services to its employees as well as civil and military organizations around the world. Providing these advanced training services enhances the Corporation’s global reputation for leadership and excellence in helicopter services.

•
Low Cost Operator. The Corporation believes that it has significant cost advantages over its competitors with respect to its medium and heavy helicopter services, which increase its likelihood of winning new contracts. The Corporation believes that its economies of scale and in-house repair and overhaul and training capabilities give it a cost advantage over competitors who must incorporate higher third party repair and overhaul costs into their bids.

•
Long-Term Customer Relationships. The Corporation has worked successfully for many years with major oil and gas companies, some of which have been customers continuously for more than 20 years. As a result of its established long-term customer relationships, its focus on safety and flight training, its crews’ experience and the quality of its services, the Corporation consistently meets or exceeds its customers’ standards and is invited to bid on new projects. In addition to standard helicopter transportation services, certain of the Corporation’s customers rely on it for ancillary services, including the Corporation’s computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen customer relationships.

•
Large, Modern and Diversified Fleet of Helicopters. To meet the diverse operational requirements of its customers, the Corporation operates a large fleet that includes some of the most sophisticated helicopters in the world. The Corporation has led the industry in fleet renewal with aircraft sought after by customers for their superior performance. As of April 30, 2005, the Corporation operated 215 aircraft, comprised of 76 heavy helicopters, 115 medium helicopters, 10 light helicopters and 14 fixed wing aircraft. The helicopter fleet consists of ten types of helicopters manufactured primarily by Eurocopter, Sikorsky and Bell. During the year the Corporation purchased two Sikorsky S-92s to compliment its fleet of 18 Super Puma MkIIs. These two aircraft types represent the most advanced civilian heavy helicopter types in service.

•
Retention of Asset Value. Based on independent appraisals as of April 30, 2005 the estimated fair market value of the Corporation’s owned aircraft fleet was $628.9 million, exceeding its net book value by approximately $53.2 million. As well, since approximately 70-80% of a helicopter’s value resides in its major components including engines, gearboxes and transmissions, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft. As a result, when helicopters are sold as part of the Corporation’s ongoing fleet management, the Corporation often receives prices in excess of net book value. Between May 1, 2000 and April 30, 2005 the Corporation disposed of helicopters for gross proceeds of $341.3 million, which was approximately 19% higher than their aggregate net book value of $287.5 million as at the dates of disposition.

•
In-house Repair and Overhaul Business. The Corporation believes that its repair and overhaul activities reduce its costs, diversify its revenue streams and help position it as a full-service, high-quality helicopter operator. The Corporation is a market leader in repair and overhaul capability and has the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma helicopter, other than the original equipment manufacturers and has the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S61, S76 and Bell 212/412. This capability allows it to control the quality and the cost of its helicopter maintenance, repair and refurbishment.

•
Proven and Experienced Management Team: Our senior management team, including our executive management, the divisional presidents and managing directors, have an average of over 20 years of experience in the helicopter operations industry. Our management team has implemented a series of strategic initiatives in recent years, including, most recently, our global restructuring initiative and the creation of the Heli-One support group. Heli-One is the world’s largest independent helicopter support company, which offers services to the helicopter industry including: repair and overhaul, integrated logistics support, aircraft leasing, heavy maintenance, design and engineering, helicopter parts distribution, inventory management and safety and survival equipment. In addition, we have successfully integrated a significant number of acquisitions during the Corporation’s history.

Business Strategy

The Corporation’s goal is to enhance its leadership position in the global helicopter services industry by continuing to provide value-added services to its customers while maximizing return on assets and cash flows. In its pursuit of this goal, the Corporation intends to focus on the following key initiatives:

•
Strengthen Competitive Position in Existing Markets. The Corporation intends to increase its ability to win new contracts, renew existing contracts, strengthen its existing customer relationships and enhance its competitive position by improving its focus on customer needs and reducing costs while maintaining high standards for safety and reliability. The Corporation’s new organizational structure means the Corporation is ideally positioned to service increased demand from existing customers and new entrants to the marketplace.

•
Growth Through Acquisition. During the year the Corporation acquired Multifabs, a majority position in ATSL, and the assets and capabilities of Coulson. These acquisitions are an important component of Heli-One, the Corporation’s independent support group. The Corporation intends to seek out additional acquisition opportunities to further strengthen its position in existing markets and expand into new markets.

•
Selectively Expand International Operations. The Corporation intends to capitalize on its broad geographic coverage, its long-term customer relationships and its fleet capabilities to pursue new opportunities in Africa, Asia and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•
Expand the Helicopter Support Business with Heli-One. The Corporation plans to expand its repair and overhaul business by further penetrating the Super Puma major component and engine overhaul market and pursue new opportunities in medium aircraft maintenance and military helicopter support. With the recent acquisitions of Multifabs, ATSL and Coulson, and the start-up of the Corporation’s S61/S76 dynamic component overhaul facility, Heli-One is developing the capability to support on a nose-to-tail basis the Corporation’s entire fleet of over 80 S61 and S76 aircraft and to compete for helicopter work for a worldwide fleet of more than 500 aircraft in this sector. In addition to repair and overhaul Heli-One provides the following services to the helicopter industry.

-	Integrated logistics support;
-	Aircraft leasing;
-	Heavy maintenance;
-	Design and engineering;
-	Helicopter parts and distribution;
-	Inventory management; and
-	Safety and survival equipment manufacturing and support.

•
Pursue Profitable New Business Beyond the Oil and Gas Sector. The Corporation believes that it has a competitive advantage in the EMS/SAR sectors by virtue of its experience in servicing the oil and gas industry. The Corporation believes that this advantage stems from its ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations for large customers. Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis, excluding from the bidding process operators that would otherwise compete primarily on the basis of price.

•
Continue to Focus on Long-Term Contracts. The Corporation seeks to enter into long-term contracts with its major customers in order to maximize the stability of its revenue. Revenue from operations under long-term contracts represented approximately 68% of the Corporation’s revenue during the last two fiscal years.

Seasonality

There is some impact of seasonality in our operations. The seasonal variations are due primarily to variations in the activity levels of our oil and gas industry customers’ exploration and development activities.

The table below provides a summary of the Corporation’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter in fiscal 2005, 2004 and 2003.

	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share declared	Net earnings per share from continuing operations		Net earnings per share
Fiscal 2005	(in millions of Canadian dollars)						(Basic)	(Diluted)	(Basic)	(Diluted)
Q1	$225.5	$23.3	$22.3	$1,520.7	$824.0	$-	$0.56	$0.51	$0.53	$0.49
Q2	225.3	16.0	(1.3)	1,534.2	846.7	0.30	0.38	0.35	(0.03)	(0.03)
Q3	226.1	17.3	22.8	1,644.7	915.0	-	0.41	0.38	0.55	0.50
Q4	226.4	17.0	18.8	1,743.2	942.0	-	0.40	0.37	0.44	0.41
Total	$903.3	$73.6	$62.6			$0.30	$1.75	$1.61	$1.49	$1.37
Fiscal 2004
Q1	$169.0	$14.5	$13.8	$1,110.2	$567.0	$-	$0.36	$0.33	$0.33	$0.31
Q2	172.6	16.0	15.5	1,114.4	555.9	-	0.38	0.35	0.37	0.34
Q3	169.0	10.0	9.0	1,162.0	572.7	0.25	0.24	0.22	0.23	0.20
Q4	209.4	25.8	25.4	1,534.9	814.3	-	0.62	0.57	0.61	0.56
Total	$720.0	$66.3	$63.7			$0.25	$1.60	$1.47	$1.54	$1.41
Fiscal 2003
Q1	$173.8	$10.3	$8.8	$1,148.9	$615.6	$-	$0.25	$0.23	$0.22	$0.20
Q2	188.4	20.6	18.5	1,180.6	613.8	0.10	0.50	0.45	0.45	0.41
Q3	177.5	16.8	15.5	1,204.5	624.4	-	0.40	0.37	0.37	0.35
Q4	172.2	32.1	22.7	1,145.6	570.2	-	0.77	0.71	0.54	0.50
Total	$711.9	$79.8	$65.5			$0.10	$1.92	$1.76	$1.58	$1.46

The Corporation regularly compares its activity levels against available industry data. Aberdeen Airport Ltd. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is the Corporation’s largest base (accounting for approximately 32% of total European flying revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2005 and 2004.

Aberdeen Airport - Helicopter Passengers

	Fiscal 2005	Fiscal 2004	% Change (2005 vs 2004)
Q1	102,228	101,757	0.5%
Q2	104,715	95,227	10.0%
Q3	95,896	87,588	9.5%
Q4	101,132	89,975	12.4%
Total	403,971	374,547	7.9%

Source: Aberdeen Airport Ltd.

The data in the above table shows a year-over-year increase in activity in Aberdeen. While activity levels in Aberdeen increased 7.9% in fiscal 2005 versus fiscal 2004, the Corporation’s flying hours in Europe overall declined by 4.2% over the same period. This decline relates primarily to the redeployment of aircraft to support growth in the international markets and reduced activity from expired contracts that have been partially offset by revenue from new entrants to the North Sea.

Employees

As at April 30, 2005, the Corporation employed approximately 3,100 people.

Reorganizations

During the year the Corporation completed a thorough examination of its operations and organizational structure with a view to strengthening and standardizing the Corporation’s operations, lowering overhead costs and securing its leadership position well into the future. As a result the Corporation is consolidating all operations into three new operating divisions; Global operations, European operations and Heli-One. The Corporation’s head office and senior management have relocated to Vancouver, Canada. The restructuring will continue into fiscal 2006, completing initiatives primarily in Norway and the Netherlands. In addition to the direct cost savings anticipated from a total headcount reduction of approximately 180 people worldwide, the Corporation anticipates savings to be realized from fleet management, working capital management, procurement, logistics and other areas. This reorganization was based on the principles of consistency and efficiency.

With the introduction of Heli-One and the consolidation of our fleet, inventory and R&O activities and assets, we fundamentally changed the way we manage our business. Effective May 1, 2005, the operations of the Corporation will be operated and managed as follows:

Heli-One: central management of CHC’s fleet, maintenance, R&O and inventory activities on a nose-to-tail basis for the flying divisions. Heli-One also provides aircraft leasing, logistics and R&O support for other operators around the world. With the recent acquisitions of Whirlybirds and Multifabs, Heli-One also provides safety management and survival suit services.

Global Operations: consolidates all flying operations outside of Europe and includes flying operations of the previous International, Australian, African, and non-European Schreiner flying operations.

European Operations: combines existing European flying division with Schreiner’s North Sea flying component (Den Helder).

Foreign Operations

Substantially all of the Corporation’s operations are conducted outside Canada and therefore the Corporation is highly dependent on foreign operations.

Review by Operating Segment

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)

	Europe	Int'l	Schreiner(ii)	R&O	Corporate & other(iii)	Total
Year ended April 30, 2004	$437,631	$191,773	$32,490	$58,119	$-	$720,013
Foreign exchange impact	6,693	(6,223)	(202)	(148)	-	120
Revenue increase (decrease)	(6,412)	47,966	122,325	19,332	-	183,211
Year ended April 30, 2005	$437,912	$233,516	$154,613	$77,303	$-	$903,344

Total revenue increase (decrease)	$281	$41,743	$122,123	$19,184	N/A	$183,331
% increase (decrease)	0.1%	21.8%	N/A	33.0%	N/A	25.5%
% increase (decrease) excluding FX	(1.5%)	25.0%	N/A	33.3%	N/A	25.4%

Segment EBITDA Variance Analysis
(in thousands of Canadian dollars)

	Europe	Int'l	Schreiner(ii)	R&O	Corporate & other(iii)	Total
Year ended April 30, 2004	$72,104	$28,285	$3,325	$41,228	$(19,533)	$125,409
Foreign exchange impact	3,991	(3,517)	(777)	(915)	-	(1,218)
Segment EBITDA increase (decrease)	(2,038)	21,190	32,544	1,532	(2,045)	51,183
Year ended April 30, 2005	$74,057	$45,958	$35,092	$41,845	$(21,578)	$175,374

Segment EBITDA margin(i)
-Last year	16.5%	14.7%	10.2%	21.3%	N/A	17.4%
-This year	16.9%	19.7%	22.7%	18.7%	N/A	19.4%
Total Segment EBITDA increase (decrease)	$1,953	$17,673	$31,767	$617	$(2,045)	$49,965
% increase (decrease)	2.7%	62.5%	N/A	1.5%	(10.5%)	39.8%
% increase (decrease) excluding FX	(2.8%)	74.9%	N/A	3.7%	(10.5%)	40.8%

(i)	Segment EBITDA as a percent of revenue from external customers except for the R&O segment, which is a percent of total revenue.
(ii)	Results for Schreiner for the comparative period are for the period from February 16, 2004 to April 30, 2004.
(iii)	Corporate and other includes Inter-segment eliminations.

European Flying Segment

The European flying segment consists primarily of operations in the UK, Ireland, Norway and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea.

Revenue by Industry-Europe	Revenue by Location-Europe

Revenue for fiscal 2005 was $437.9 million, an increase of $0.3 million from revenue of $437.6 million earned in fiscal 2004. This $0.3 million increase was attributable to (i) favourable foreign exchange of $6.7 million, essentially offset by (ii) a $6.4 million decrease in flying revenue. The flying revenue decrease of $6.4 million was related to the redeployment of aircraft to support growth in international markets and reduced activity from expired contracts, offset partially by revenue from new entrants to the North Sea.

Segment EBITDA for fiscal 2005 was $74.1 million, up $2.0 million from segment EBITDA of $72.1 million in fiscal 2004. This increase was due primarily to (i) favourable foreign exchange of $4.0 million (ii) increased margins on contracts replacing the low margin bp contract that expired in July 2004, offset by (iii) $0.9 million of direct costs incurred in the fourth quarter of the current fiscal year as a result of the delay in deployment of new aircraft as described below, and (iv) increased short-term lease payments to a third party helicopter operator and other costs totalling $1.8 million incurred during a dispute with pilots in Denmark that was settled in the third quarter of the current fiscal year.

Segment EBITDA margin improved from 16.5% in fiscal 2004 to 16.9% in fiscal 2005. Excluding the impact of foreign exchange, the segment EBITDA margin in fiscal 2005 was 16.0%. The primary factor causing the margin to decline from 16.5% to 16.0% was the above noted $0.9 million of costs related to the delay in deployment of new aircraft and the $1.8 million related to the Danish pilot strike. Excluding both the impact of foreign exchange and the increase in expenses as noted, the segment EBITDA margin in fiscal 2005 was 16.6%, up modestly from fiscal 2004.

Operating income for fiscal 2005 was $62.0 million, up $7.1 million from operating income of $54.9 million in fiscal 2004. This improvement was due primarily to (i) improved segment EBITDA, and (ii) reduced restructuring costs of $4.3 million from fiscal 2004. In 2004, the Corporation incurred restructuring costs to implement a new management structure in its European operations to provide an increased focus on the critical areas of the business.

The Corporation started a long-term contract in Norway that required the deployment of two new heavy aircraft at specific dates in the fourth quarter of fiscal 2005. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Corporation provided substitute aircraft to meet the customer’s flying requirements. If the new aircraft had been deployed on the required dates the Corporation would have realized additional segment EBITDA of approximately $3.0 million in the current fiscal year. Direct costs incurred as a result of this delay included salary, overtime and related costs totalling approximately $0.9 million. The customer believes it is entitled to compensation for the delay. The Corporation’s interpretation of the contract is that no compensation is payable. Currently the customer and the Corporation are in discussions to resolve this issue and therefore the eventual outcome is presently unknown.

At April 30, 2005 there were 69 aircraft in this segment, consisting of 50 heavy and 19 medium aircraft. Included in the heavy aircraft were 37 Super Pumas including 16 Super Puma MkIIs and 2 Sikorsky S-92 aircraft.

At April 30, 2005 there were 913 employees in the segment (April 30, 2004 - 937), including 344 pilots, 275 engineers and 294 administrative and support personnel.

In fiscal 2005, 72.5% of revenue in this segment was derived primarily from long-term contracts. The major customers in this segment remained largely unchanged from fiscal 2004 and during fiscal 2005 included bp, ExxonMobil, TotalFinaElf, Maersk, Statoil, Norsk Hydro, ConocoPhillips, Talisman, Kerr-McGee and the Irish Coast Guard.

During and subsequent to fiscal 2005 the Corporation was awarded the following new contracts and contract renewals:

•	New North Sea contract with Marathon Oil U.K. Ltd. (five-year contract) valued at approximately $10.0 million per year.

•
Commencing September 1, 2006, a new five-year contract, plus two two-year options, with Nexen Petroleum U.K. Limited for the provision of helicopter services in support of Nexen’s U.K. Central and Northern North Sea operations.

•	New two-year contract, plus three one-year options, by the Peak Group.

•
Contract renewals by PGS Production AS, Kerr-McGee and ConocoPhillips Norway for the provision of heavy helicopter transportation services in the Norwegian North Sea. These contracts have contract periods ranging from one to five years. Including option periods, the total potential contract periods range from three to five years. Combined annual revenue from these contracts is expected to be approximately $32.0 million. The Corporation was also awarded an expanded Search and Rescue contract by the Irish Coast guard with a value of approximately $6.5 million per annum.

The following contracts were not renewed:

•	In March 2005 a contract with Talisman Energy (U.K.) Limited in the North Sea expired and was not renewed by the customer. This contract generated revenue of approximately $22.0 million per year.

•
Subsequent to the year ConocoPhillips Norway extended an existing crew-change contract to September 1, 2006, but announced it will not renew the contract beyond this date. Bp/Talisman has extended a related crew-change contract to December 31, 2005, but announced it will not renew the contract beyond this date. These two contracts are currently valued at a total of $46.0 million per annum.

International Flying Segment

The International flying segment consists of operations in Australia, Africa, Asia and offshore work in Eastern Canada and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue by Industry-International	Revenue by Location-International

Revenue for fiscal 2005 was $233.5 million, an increase of $41.7 million from revenue of $191.8 million in fiscal 2004. The increase included revenue growth of $48.0 million, partially offset by an unfavourable foreign exchange impact of $6.2 million. The $48.0 million revenue increase was driven by increased flying activity , primarily for oil and gas customers from new contract awards and increased flying activity on existing contracts. Total flying hours increased from 47,265 in fiscal 2004 to 51,132 in fiscal 2005, representing growth of 3,867 hours or 8.2%. Increased flying hours were derived from increased flying from new and expanded contracts in Malaysia, India, Venezuela and other countries. Revenue also increased due to new dry lease contracts in Brazil and Venezuela

Segment EBITDA for fiscal 2005 was $46.0 million, up by $17.7 million from segment EBITDA of $28.3 million in fiscal 2004. This increase included an unfavourable foreign exchange impact of $3.5 million. The segment EBITDA improvement of $21.2 million was primarily related to (i) increased revenue from new contracts and renewed contracts at higher margins, and the (ii) addition of high margin dry lease contracts in Brazil and Venezuela in the current year.

The segment EBITDA margin for the International flying segment rose from 14.7% in fiscal 2004 to 19.7% in fiscal 2005. Absent the impact of foreign exchange, the margin in fiscal 2005 was 21.2%. The increase from 14.7% last year to 21.2% this year was due primarily to the items noted above.

Operating income for fiscal 2005 was $38.6 million, up $14.7 million from operating income of $23.9 million in fiscal 2004. This increase was due primarily to improved segment EBITDA.

At April 30, 2005, there were 105 aircraft in this segment, consisting of 23 heavy, 70 medium and 8 light helicopters and 4 fixed-wing aircraft. This increase of 8 aircraft since the start of the fiscal year is related to increased activity in the International flying segment in fiscal 2005. The fleet deployed in this segment consists primarily of medium aircraft such as the Sikorsky S-76, but also includes a number of heavy aircraft, including the Eurocopter Super Puma and the Sikorsky S-61N.

At April 30, 2005, there were 796 employees in the segment (April 30, 2004 - 807), including 264 pilots, 223 engineers and 309 administrative and support personnel.

Approximately 78.3% of revenues in the segment were derived from long-term contracts. The major customers in this segment included ExxonMobil, Unocal, Chevron, bp, Shell, TotalFinaElf, Premier, Phillips, Soekor, Sonair, DeBeers, the Royal Australian Air Force, Victoria Police, the United Nations, Talisman, Newfield, Petrobras, Encana and United Helicharters.

During fiscal 2005 the Corporation was awarded a new contract in West Africa for the provision of one Super Puma MkII aircraft for an initial period of 18 months commencing June 2004. Anticipated revenue over the term of the contract is approximately $11.0 million.

Schreiner Segment

Schreiner is the largest helicopter operator in the Dutch sector of the North Sea, operating in the Netherlands, providing support to the oil and gas industry and emergency medical services. Schreiner also supports oil and gas operations in Africa in addition to operating an aircraft parts business. The Corporation acquired Schreiner on February 16, 2004. Therefore the results of Schreiner are included in the Corporation’s statement of earnings and financial position subsequent to that date.

During fiscal 2005, the Corporation disposed of two non-core Schreiner businesses; Schreiner Canada and SAMCO. The results of Schreiner Canada and SAMCO are not included in the Schreiner business segment but are included in discontinued operations.

Revenue by Industry-Schreiner	Revenue by Location-Schreiner

Revenue for fiscal 2005 was $154.6 million while segment EBITDA earned for fiscal 2005 was $35.1 million. The $154.6 million in revenue was comprised of (i) $106.7 million in flying revenue of which $75.3 million related to oil and gas and other customers, (ii) $47.1 million of repair and overhaul revenue, and (iii) $0.8 million in other revenue.

Schreiner’s segment EBITDA margin increased from 10.2% in fiscal 2004 to 22.7% in fiscal 2005. This increase was the result of improved operating margins from reduced support costs and other operational efficiencies implemented since Schreiner was acquired.

Operating income for fiscal 2005 was $24.5 million, which included restructuring costs of $5.6 million, largely consisting of severance, termination, consulting and other costs relating to the restructuring project currently in progress.

At April 30, 2005 there were 501 employees in the segment (2004 - 699) including 148 pilots, 105 engineers and 248 administrative and support personnel. The decline is due to the sale of SAMCO and Schreiner Canada as well as the current restructuring initiative.

During and subsequent to fiscal 2005 the Corporation was awarded the following new contracts and contract renewals:

•	New two-year contract (plus one option year) valued at approximately $6.5 million per annum by GNPOC for the provision of aircraft in Northeast Africa.

•
Five year contract renewal for the provision of offshore transportation services to oil and gas fields in the Dutch sector of the North Sea to a consortium of Total E&P Nederland, Wintershall, Noordzee and Petro-Canada Netherlands. This contract is valued at approximately $25.0 million per annum and has two one-year renewal options

Repair and Overhaul Segment

The Repair and overhaul segment, which will become an important component of Heli-One in the new fiscal year, includes helicopter repair and overhaul facilities in Norway, Canada, Australia and the U.K., providing helicopter repair and overhaul services for the Corporation’s fleet and for an external customer base in Europe, Asia and North America and includes the survival suit and safety equipment production business.

During the year, the Corporation’s Repair and overhaul segment acquired three new businesses to compliment its existing helicopter support services. The August 2004 acquisition of Multifabs, an Aberdeen-based company specializing in the production of cold water survival suits for military forces, emergency services and offshore transportation companies around the world enhances the Corporation’s ability to deliver the most comprehensive, cost effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. Multifabs complements the existing third-party marine, military and aviation safety business of this segment. In the current year the Corporation also acquired a majority position in ATSL, an aircraft engine repair and overhaul company servicing General Electric CT 58/T58 and Pratt and Whitney, PT6T turboshaft engines, and the assets and capabilities of Coulson, a British Columbia, Canada based helicopter component and turbine maintenance repair and overhaul provider. ATSL and Coulson are important elements of the Corporation’s strategic expansion of its global repair and overhaul capabilities.

External Revenue by Customer- Repair and overhaul	External Revenue by Type- Repair and overhaul

Third party repair and overhaul revenue for fiscal 2005 was $77.3 million, of which approximately 31.6% was derived from long term contracts, compared to $58.1 million in fiscal 2004. This $19.2 million increase in third party revenue was due to growth in the business and revenue from newly acquired businesses partially offset by an unfavourable foreign exchange impact of $0.1 million. Other offsetting variances included (i) a decrease in revenue from base maintenance of $5.4 million, (ii) a $2.3 million increase in revenue from “power-by-the-hour” (“PBTH”) customers, and (iii) an increase in major component overhaul revenue of $2.7 million.

Segment EBITDA for the repair and overhaul segment for fiscal 2005 was $41.8 million, up $0.6 million from segment EBITDA of $41.2 million in fiscal 2004. This was the combined result of (i) increased revenue as noted above; (ii) reduced overhaul costs resulting from insourcing services previously provided by third parties; offset by (iii) increased parts costs as low cost inventory acquired on the acquisition of Helicopter Service Group is now largely depleted; (iv) increased repair and subcontract costs for parts used to support the power-by-the-hour fleet; (v) the decision not to increase prices to internal customers in the current fiscal year; and (vi) an unfavourable foreign exchange impact of $0.9 million.

The foregoing are also the cause of the decrease in Heli-One’s segment EBITDA margin from 21.3% last year to 18.7% this year. Excluding the impact of foreign exchange, Heli-One’s fiscal 2005 segment EBITDA margin was 19.2%.

Operating income for fiscal 2005 was $33.9 million, down $5.8 million from operating income of $39.7 million in fiscal 2004. This decrease was due primarily to a $3.9 million increase in amortization relating to assets employed in the newly acquired businesses and an increase of $2.5 million in restructuring costs from those incurred in fiscal 2004. Restructuring costs largely consisted of severance, termination, consulting and other costs relating to the restructuring project currently in progress.

At April 30, 2005 there were 684 employees in the segment (2004 - 482), including 280 engineers and 404 support and administrative personnel. The increase in employees relates to the acquisition of Multifabs, ATSL and the start-up of the Heli-One business, offset by reductions relating to the restructuring initiatives.

Corporate and other Segment

Corporate segment EBITDA (including Inter-segment eliminations) of $(21.6) million in fiscal 2005 decreased $2.1 million from the same period last year. The primary reasons for the decrease were higher general and administration costs of $7.2 million due primarily to increases in variable compensation costs and the build up of the Financial Services Department in Vancouver, Canada in anticipation of delivering services to the Corporation’s operating divisions in the new fiscal year. These increases were substantially offset by variances in inter-segment eliminations.

Fleet Summary

The composition of our fleet at April 30, 2005, and some of the characteristics of the individual types of aircraft we own or lease are as follows:

	Number in Fleet			Passenger	Approximate
Fleet Composition	Owned	Leased	Type of Engine	Capacity (1)	Range (2)
Light Helicopters
Bell 206 Series	6	-	Turbine	6	326 nm.
MD 902	2	-	Twin Turbine	7	461 nm.
Eurocopter 350 Series	1	-	Turbine	5	370 nm.
Eurocopter 355 Twin Star	1	-	Twin Turbine	4	360 nm.
Total Light Helicopters	10	-
Medium Helicopters
Bell 212 Series	8	4	Twin Turbine	14	238 nm.
Bell 214	1	-	Twin Turbine	19	418 nm.
Bell 412	9	3	Twin Turbine	14	349 nm.
Eurocopter 365 Series	22	9	Twin Turbine	10	435 nm.
Sikorsky S-76 Series	49	10	Twin Turbine	9	391 nm.
Total Medium Helicopters	89	26
Heavy Helicopters
Eurocopter Super Puma 332L/L-1	19	11	Twin Turbine	20	455 nm.
Eurocopter Super Puma 332 MkII	1	17	Twin Turbine	19	461 nm.
Sikorsky S-61N	23	3	Twin Turbine	26	125 nm.
Sikorsky S-92 Series	-	2	Twin Turbine	19	500 nm.
Total Heavy Helicopters	43	33
Fixed Wing Aircraft
Twin Otter	-	2	Twin Turboprop	19	690 nm.
Convair 580	2	-	Twin Turboprop	55	1200 nm.
Dash 6	5	-	Twin Turboprop	19	700 nm.
Dash 8	2	2	Twin Turboprop	47	790 nm
Learjet 45	1	-
Total Fixed Wing Aircraft	10	4
TOTAL	152	63

(1)	Excludes pilots and assumes standard seating of only one pilot.
(2)	Assumes no auxiliary fuel tanks and maximum payload.

Of our fleet of 215 aircraft, we owned 152 and operated 63 under operating leases at April 30, 2005.

Based on an appraisal as of April 2005 by an independent helicopter valuation company, the aggregate estimated resale value of the aircraft we owned at April 30, 2005 was approximately $628.9 million, which exceeded net book value by approximately $53.2 million.

Intangible Properties

The Corporation’s significant intangible properties are its operating licences, the CHC trademark and the Heli-One trademark. The operating licences are discussed under Risk Factors - Government Regulators and Government Regulations.

The CHC trademark (which includes the hummingbird logo) is a valuable and important asset of the Corporation. The CHC name and the hummingbird logo are well recognized in the oil and gas industry. The CHC trademark is registered in the United States and Canada. The registration in the United States has a duration until 2015, while the Canadian registration has a duration expiring in 2019.

The Heli-One trademark (including logo) is new but is expected to increase in importance as Heli-One continues to establish itself in the market. The Heli-One trademark has been filed in Canada and the European Union and is being processed by the respective authorities.

Risk Factors
This section is intended to be a summary of more detailed discussions elsewhere in the AIF. The risks described below are not the only ones we face. Additional risks may impair our business operations. Our business, results of operations, or financial condition could be materially adversely affected if any of these risks materialize.

Dependent on the level of activity in the oil and gas industry: Our operations are largely dependent upon the level of activity in the oil and gas industry. To varying degrees these activity levels are affected by trends in oil and gas prices. Historically, the prices for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. We cannot predict future oil and gas price movements. Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and to a lesser extent, production activity and, therefore, have a material adverse effect on our business, financial condition and results of operations. For the fiscal year ended April 30, 2005 revenue generated by helicopter transportation services for the oil and gas industry was 67% of the Corporation’s total revenue compared to 73% for the previous fiscal year.

Contract loss: The potential cancellation or non-renewal of contracts is a risk for the Corporation. During fiscal 2005, a contract with Talisman Energy (U.K.), in respect of the North Sea was not renewed and subsequently expired in March 2005. That contract generated revenue of approximately $22.0 million per annum. In addition, ConocoPhillips Norway and bp/Talisman announced that after a short extension, they would not be renewing contracts that expire on September 1, 2006 and December 31, 2005, respectively. These contracts generate approximately $46.0 million per annum. However, the Corporation has identified several potential markets for the redeployment of these aircraft and is confident demand for its aircraft will continue to grow in the North Sea and in offshore markets around the world. The Corporation has been successful in securing a number of new contracts and contract renewals and subsequent to year-end.

Cost reduction methods undertaken by oil and gas companies: Companies in the oil and gas production and exploration sector continually seek to implement measures aimed at greater cost savings, including helicopter support operations. For example, companies have reduced manning levels on both old and new installations by using new technology to permit unmanned installations. The implementation of such measures could reduce the demand for helicopter transportation services and have a material adverse effect on our business, financial condition and results of operations.

Dependent on activity in the North Sea: Our overall operations are highly dependent upon the level of activity in the North Sea: Approximately 59% of our oil and gas based revenues for the fiscal year ended April 30, 2005 were derived from our helicopter support services to customers operating in the North Sea. If activity in oil and gas production and exploration in the North Sea declines, our business, financial condition and results of operations would be materially and adversely affected.

Competitive markets: Many of the markets in which we operate are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins: Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources. In our medium and heavy helicopter operations, for which helicopters comprising 89% of our helicopter fleet at April 30, 2005 are used, we compete against a number of helicopter operators including OLOG, which is the other major global commercial helicopter operator, and other local and regional operators. In addition, many of our customers in the oil and gas industry have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.

Competition from original equipment manufacturers/suppliers: Our main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, our main competitors are also our main parts suppliers, which could result in our inability to obtain parts in a timely manner in required quantities at competitive prices.

Long-term contracts: We rely on a limited number of large, long-term offshore helicopter support contracts and if some of these are discontinued, our revenues could suffer. We derive a significant amount of our revenue from long-term offshore helicopter support contracts with oil and gas companies. A substantial number of our long-term contracts contain provisions permitting early termination by the customer. In addition, upon expiration of their term, these contracts are subject to a bidding process that could result in the loss of these contracts to competitors. The loss of one or more of these large contracts could have a material adverse effect on our business, financial condition and results of operations.

Acquisition of aircraft: If we are unable to acquire the necessary aircraft or insurance, we may not be able to take advantage of growth opportunities. There are lead times of up to 18 months to obtain the primary new heavy and medium aircraft types most often required by our customers. While up to now we have been able to acquire sufficient aircraft, a lack of available aircraft or the failure of our suppliers to deliver the aircraft we have ordered on a timely basis, could limit our ability to take advantage of growth opportunities.

Insurance: Helicopter operations involve risks that may not be covered by our insurance or may increase the cost of our insurance.

Inherent risk: Operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations. Our inability to renew our liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of our helicopters could adversely affect our operations and financial condition. We believe we are adequately covered by insurance in light of our historical need for insurance coverage. The events of September 11, 2001 caused a worldwide increase in insurance rates, particularly in the business in which we operate and restricted the ability of operators to acquire war liability coverage above certain limits. As a result of these and other factors, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Furthermore, we are not insured for loss of profit or use of our helicopters.

We maintain a flight safety organization that is responsible for ensuring compliance with safety standards within our organization and the requisite proficiency among flight crews. Our safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with Canadian and other government regulations and customer requirements. In addition, aviation regulatory bodies and customers conduct safety audits to ensure that our standards meet their requirements.

Government regulations: If we are unable to maintain required government-issued licenses for our operations, we will be unable to conduct helicopter operations in the applicable country.

Europe: 48.5% of our revenue for the fiscal year ended April 30, 2005 originated from helicopter flying services from our European based operations (UK, Norway, Denmark and Ireland). To operate helicopters in the UK and in the UK sector of the North Sea, an operator must be licensed by the UK Civil Aviation Authority. Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union (or the European Economic Area) to maintain its license. Our UK operating subsidiary, CHC Scotia Limited (“Scotia”) has been licensed to operate helicopters by the UK Civil Aviation Authority, on the basis that we are (and therefore Scotia is) majority owned and controlled by European Nationals because our Executive Chairman, Mr. Craig L. Dobbin, a citizen of both Canada and the Republic of Ireland (a Member State of the European Union) holds a sufficient number of securities of CHC. However, the UK Secretary of State (generally acting upon the advice of the UK Civil Aviation Authority) may revoke the license held by Scotia or effectively require us to dispose of our interests in Scotia if at any time we do not satisfy applicable nationality requirements. In 1994, two UK competitors of CHC alleged that we did not satisfy these requirements and that, as a result, Brintel Helicopters Limited (“Brintel”), our only UK helicopter operation at the time, was not entitled to maintain its operating license. Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in CHC, if his percentage ownership of CHC were to otherwise decrease, or if he were to die and no alternative arrangement acceptable to the UK Civil Aviation Authority were implemented. Our Danish and Irish subsidiaries are subject to the same European Union nationality requirements. The revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

Our Norwegian subsidiaries are subject to substantially the same European Union nationality requirements with regard to ownership and control as are our UK subsidiaries due to Norway’s status as a Member State of the European Economic Area, and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to CHC's satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG's eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG. The revocation of these licenses would have a material adverse effect on our business, financial condition and results of operations.

Schreiner, through subsidiaries, operates aircraft in Europe and is subject to the same European Union and European Economic Area nationality requirements with regard to ownership and control as are our UK and Norwegian subsidiaries. The Dutch Civil Aviation Authority advised us in writing prior to our acquisition of Schreiner that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by us, would continue to be so following its acquisition by us. In accordance with Dutch Civil Aviation procedures, we were required to submit certain information regarding our ownership and control to the Dutch Civil Aviation Authority following our acquisition of Schreiner to formally demonstrate that Schreiner continues to meet the European ownership and control requirements. We have submitted the required information to the Dutch Civil Aviation Authority. We believe that we are currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements. However, it may be difficult to establish with certainty that we are majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

Canada: Our helicopter operations in Canada are regulated by Transport Canada. Our helicopter operations in Canada and certain other countries are conducted pursuant to an air operator certificate issued by the Minister of Transport (Canada) under the provisions of the Aeronautics Act (Canada). One of our subsidiaries operates heavy helicopters off Canada’s east coast in support of the oil and gas industry. Our ability to conduct our helicopter operating business in Canada is dependent on our ability to maintain this certificate.

South Africa: South African law requires that at least 75% of the voting rights of a holder of a domestic air services license must be held by residents of the Republic of South Africa. Upon acquiring its interest in Court Air (Pty) Ltd. (“Court Air”), HSG obtained a letter from the Ministry of Transport in South Africa, confirming its approval of HSG's indirect acquisition of Court Air on the basis that Court Air's immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel confirmed that Court Air's licenses for helicopter operations in South Africa would not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. While no action with respect to these licenses has been taken since our acquisition of HSG in 1999, any such reversal of decision could materially and adversely affect our business, financial condition and results of operations.

Australia: Civil aviation in Australia is governed by the Civil Aviation Act, 1988, and regulations made thereunder. To operate an aircraft in Australia, it must be registered with the Australian Civil Aviation Safety Administration and a valid Certificate of Airworthiness must be obtained, be valid and in effect. The operation of an aircraft for a commercial purpose into, out of or within Australian territory can only be undertaken as authorized by an Air Operators' Certificate. Our ability to offer our helicopter transportation services in Australia is dependent on maintaining these certificates.

Barbados: The Barbados subsidiaries are incorporated pursuant to the Companies Act Chapter 308 of the laws of Barbados as international business companies. As such, they are registered and licensed annually by the Ministry of Economic Development and International Business in accordance with the International Business Companies Act. An IBC license is issued annually which enables the respective companies to engage in international business or international trade and commerce. No registration, licensing or authorization is required with the Civil Aviation Authority which is the local governmental authority that regulates aviation operations in Barbados. Our ability to engage in international business or international trade and commerce is dependent on maintaining these licenses.

Other Countries: Our operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with our international air service licenses and air operator certificates. These regulations may require us to obtain a license to operate in that country, may favor local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. Although we have operated in most of these countries for a number of years, we cannot assure you as to what foreign governmental regulations may be applicable in the future to our helicopter operations. In addition, we operate in partnership with local registered companies in many of these other foreign countries. The failure of those companies to maintain their licenses or the termination of our partnerships could have a material adverse impact on our results.

International uncertainty: Our international operations may suffer due to political, economic and regulatory uncertainty. A substantial portion of our revenue in recent years has been attributable to operations outside North America and Europe by our international operating segment. 35% of revenue for our fiscal year ended April 30, 2005 was generated from these operations. Risks associated with some of our international operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions, licensing requirements and monetary policies of foreign governments. Any of these events could materially adversely affect our ability to provide services to our international customers. Certain of our helicopter leases and certain of our loan agreements impose limitations on our ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. We cannot assure you that these limitations will not affect our ability to allocate resources in the future.

Foreign exchange rate risk: Fluctuations in currencies may make it more costly for us to pay our debt. The Corporation prepares consolidated financial statements in Canadian dollars. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Corporation’s principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDA, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total favourable foreign exchange impact on revenue for fiscal 2005 was $0.1 million. This consisted of a favourable translation impact of $8.5 million and a $8.4 million unfavourable transaction impact.

The total unfavourable foreign exchange impact on segment EBITDA for fiscal 2005 was $0.9 million. This consisted of a favourable translation impact of $0.2 million and an unfavourable transaction impact of $1.1 million. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in foreign currencies, the net impact of foreign exchange on net earnings and cash flow is generally not as significant as it is on segment EBITDA.

The Corporation’s overall approach to managing foreign currency exposures includes identifying and quantifying its exposures and putting in place the necessary financial instruments to manage the exposure. The Corporation operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes. The policy provides that the Corporation may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an “A” credit rating.

The Corporation has developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies.

To mitigate the impact that weakening European currencies could have on operating cash flows, the Corporation has denominated, either directly or via currency swaps, a significant portion of its long-term debt in pound sterling, euros and Norwegian kroner.

Loss of key personnel: The loss of key personnel could affect our growth and future success. Our success has been dependent on the quality of our key management personnel, including Craig L. Dobbin, our Executive Chairman, and Sylvain A. Allard, our President and Chief Executive Officer. The loss of Mr. Dobbin or Mr. Allard, due to time constraints, illness, death or any other reason, could have a material adverse effect on our business. In addition, since we have independent management teams at our divisions, loss of the services of other key management personnel at our corporate and divisional headquarters without being able to attract personnel of equal ability could have a material adverse effect upon us.

Labour disruptions: We may experience work stoppages that could cause disruptions in our operations.

We are party to the following collective labour agreements:

•
In Norway our pilots have a two-year collective agreement that expires April 30, 2006. Ground staff and engineers have a two-year agreement that expires March 31, 2006. Repair and overhaul employees have a central agreement extending to March 31, 2006 and two-year local agreements that expire on September 30, 2006.

•
In the UK, we have a collective agreement with our pilots and a separate agreement with our engineers and other ground staff, both of which expired on June 30, 2005. Negotiations are underway to reach new agreements with these groups.

•	In Denmark, we have a multi-year collective agreement with our pilots, that expires on June 30, 2007, and separately with our engineers and ground staff that expires June 30th 2007.

•	In Ireland, we have collective pay agreements in place with our pilots, aircrew and engineers that expire April 30, 2006.

•
In Australia, we have a collective agreement with our pilots that expired May 2, 2005. Our collective agreement with aircrew in Australia expired in December 2003 and a replacement agreement is in the process of being voted on. Our engineers’ agreement in Australia expires August 31, 2005. Negotiations on a new agreement are ongoing.

•
In The Netherlands, we have an effective collective agreement with our pilots and with our ground staff and general administrative staff that expires June 2005 and is currently under negotiations. We expect the negotiations to be finalized in September 2005.

•	We also have a collective agreement with certain of the employees at Composites that expires on October 15, 2006.

Employees at our other helicopter operations are not unionized.

During the past three years we had a work stoppage at one of our operating units in Europe, which lasted for less than 45 days. In addition, there have been some short-term national strikes in Nigeria that have had no significant impact on our Nigerian operations.

Schreiner is subject to the Netherlands Work Council Act and must seek the advice of the Netherlands Work Council prior to implementing a variety of decisions. Recently we have had advice from the Netherlands Works Council not to proceed with our restructuring initiative planned for this segment unless certain conditions are met. We have responded to the Works Council and have indicated that we will comply with these conditions. However, we cannot assure you that the Works Council will determine that we are in compliance with these conditions.

We cannot assure you that we will not experience strikes, lockouts or other significant work stoppages in the future or that our relationship with our employees will continue to be good, either of which may adversely affect our business, financial condition and results of operations.

Voting control: We are controlled by our principal shareholder who can determine the outcome of matters to be decided by our shareholders. As of April 30, 2005, Mr. Dobbin, directly and indirectly through Discovery Helicopters Inc. (“Discovery”) and O.S. Holdings Inc., beneficially owned 6.8% of our Class A Subordinate Voting Shares (which are entitled to one vote per share), 94.7% of our Class B Multiple Voting Shares (which are entitled to 10 votes per share) and all of our Ordinary Shares (which are entitled to one vote per 10 shares), representing in the aggregate 61.7% of the voting power on matters put before our shareholders.

Mr. Dobbin has advised us that if we issue additional shares of voting securities, he intends to purchase, through Discovery, sufficient voting shares to enable him to maintain control of more than 50% of the voting power attached to all outstanding voting shares. As a result, Mr. Dobbin would, subject to certain exceptions, continue to (i) control the outcome of all matters requiring a majority vote of shareholders, including the power to elect all of the directors but excluding those matters that require an affirmative vote of the majority of disinterested minority shareholders, (ii) be able to prevent the approval of any matter requiring shareholder approval and (iii) be likely to determine the outcome of any matter that under applicable corporate law would require a shareholders' resolution passed by not less than two-thirds of the votes cast, such as the sale by us of all or substantially all of our assets or an amalgamation with an unrelated corporation.

Norwegian law: If our Norwegian operating subsidiaries incur substantial operating losses, they may be subject to liquidation under Norwegian law. The corporate law under which our Norwegian subsidiaries operate differs from Canadian and U.S. law in a number of areas, including with respect to corporate liquidation. Under Norwegian law, if the losses of any of our Norwegian subsidiaries reduce that subsidiary's equity to an amount less than 50% of its share capital or the equity of the subsidiary becomes inadequate compared to the risks and the size of the subsidiary's business, the directors of the subsidiary would be obligated by law to convene a general shareholders' meeting to resolve to balance the amount of such equity and share capital by either:

•
increasing the equity in an amount sufficient to achieve such balance and to ensure that the equity of the subsidiary becomes adequate compared to the risks and the size of the subsidiary's business; or

•	reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

To the extent reductions in the share capital of our Norwegian subsidiaries as a result of operating losses are substantial and if no appropriate resolutions are made, they could ultimately result in liquidation, which would have a material adverse effect on our business, financial condition and results of operations.

Safety records: Failure to maintain a record of acceptable safety performance may have an adverse impact on our ability to attract and retain customers. Our customers consider safety and reliability two primary attributes when selecting a provider of helicopter transportation services. If we fail to maintain a record of safety and reliability that is satisfactory to our customers, our ability to retain current customers and attract new customers may be adversely affected.

Management resources: Assimilating our recent acquisitions or any future material acquisitions into our corporate structure may strain our resources and have an adverse impact on our business. The assimilation of recent acquisitions and any future material acquisitions we may make into our Corporation will require substantial time, effort, attention and dedication of management resources and may distract our management in unpredictable ways from our ordinary operations. The transition process could create a number of potential challenges and adverse consequences for us, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of revenues or an increase in operating or other costs. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and the business associated with them, new geographic areas and new regulatory systems. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to effectively manage the combined operations and assets or realize any of the anticipated benefits of acquiring such acquisitions or any future material acquisition.

Pension risk: If the assets in our pension plans are not sufficient to meet the plans’ obligations, we may be required to make substantial cash contributions and our liquidity may be adversely affected. We sponsor funded and unfunded defined benefit pension plans for our employees principally in Canada, the UK, Netherlands and Norway. As of April 30, 2005, there was a $75.7 million funding deficit related to our various defined benefit pension plans which require ongoing funding by us and a $46.5 million obligation related to our various unfunded plans.

Our estimate of liabilities and expenses for pensions incorporates significant assumptions, including interest used to discount future liabilities and expected long-term rates of return on plan assets. Our pension contributions and expenses, results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by market returns that are less than the plans’ expected long-term rates of return, a decline in the rate used to discount future liabilities and changes in the currency exchange rates. If the assets of our pension plans do not achieve expected investment returns for a fiscal year, such deficiency may require increases in our pension expense. Changing economic conditions, poor pension investment returns or other factors may require us to make substantial cash contributions to our pension plans in the future, preventing the use of such cash for other purposes and adversely affecting our liquidity.

Customer base: Our customers are concentrated in the oil and gas industry and, as a result, our credit exposure within this industry is significant. The majority of our customers are engaged in oil and gas production and exploration. This concentration may impact our overall exposure to credit risk because changes in economic and industry conditions that adversely affect the oil and gas industry could affect the majority of our customers. We generally do not require letters of credit or other collateral to support our trade receivables. Accordingly, a sudden or protracted downturn in the economic conditions of the oil and gas industry could adversely impact our ability to collect our receivables and thus our financial condition.

Fuel prices: Our contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on our actual fuel costs. As a result, we have no significant exposure to changes in fuel prices.

Trade credit risk: Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $7.5 million at April 30, 2005 ($2004 - $9.1 million).

Environmental: We are subject to certain environmental regulations, which may have an adverse impact on our business. We are subject to extensive laws, rules, regulations and ordinances relating to pollution and protection of the environment, including those relating to emissions to the air, discharges to waters, the use, storage and disposal of petroleum and other regulated materials and the remediation of contaminated sites.

Our operations sometimes involve the use, handling and storage of material that may be classified as environmentally hazardous. Laws protecting the environment have become more stringent in Canada and certain other countries in recent years and may, in certain circumstances, impose liability for cleanup of releases of regulated materials and related environmental damage without regard to negligence or fault. These laws also may expose us to liability for the conduct of, or conditions caused by others such as historic spills of regulated materials at our facilities or for our acts that were in compliance with all applicable laws at the time these acts were performed. We believe we are in substantial compliance with applicable environmental requirements and that ensuring compliance has not, to date, had a material adverse effect on our financial position. We cannot, however, predict the likelihood of change to these laws or in their enforcement or the impact of any such change, or discovery of previously unknown conditions, which may require unanticipated costs, on our financial position.

Reorganization: The reorganization and consolidation of our operations may strain our resources and have an adverse impact on our business. The reorganization and consolidation of our operations into a new organizational structure will require substantial time, effort, attention and dedication of management resources to complete and may distract our management in unpredictable ways from our ordinary operations. The transition process could create a number of potential challenges and adverse consequences for us, including the possible loss of key employees, customers or suppliers, a possible loss of revenue or an increase in operating or other costs. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to effectively manage the reorganized operations and assets or realize any of the anticipated benefits from the restructuring.

Taxes: The Corporation is subject to many different forms of taxation in various jurisdictions throughout the world. Income tax law and administration is extremely complex and often requires the Corporation to make subjective determinations. The tax authorities in the various jurisdictions where the Corporation carries on business may not agree with the determinations that are made by the Corporation with respect to the application of tax law. Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial funds to the government authorities of foreign and local jurisdictions.

The Corporation’s estimate of its tax related assets, liabilities, recoveries and expenses incorporates significant assumptions. These assumptions include, but are not limited to, the tax rates in various jurisdictions, the effect of tax treaties between jurisdictions, taxable income projections, and the benefits of various restructuring plans. To the extent that such assumptions differ from actual results, the Corporation may have to record additional income tax expenses and liabilities.

Inflation: Although the Corporation believes that inflation has not had any material affect on its operating results, the Corporation’s business may be affected by inflation in the future.

Government Regulation

European Aviation Licenses: Companies wishing to hold a license to operate helicopters in the European Union or the European Economic Area must be owned and controlled by a citizen of a country of the European Union or the European Economic Area. Our ability to hold aviation licenses in Europe is contingent on our controlling shareholder, Mr. Craig L. Dobbin, who is a citizen of both Canada and the Republic of Ireland, a European Union Member State, owning and controlling us. As required by our senior credit facility, we have developed a proposal for steps that we may take, including through a restructuring of our European operations, so that our operating licenses in Europe are not dependent on the citizenship of Mr. Craig L. Dobbin. The proposal must be capable of being implemented within six months of a request by the lenders under the facility. During fiscal 2002 Mr. Dobbin’s five adult children were granted Irish citizenship, thereby providing a further succession alternative to ensure our long-term eligibility to operate in Europe.

UK Regulation - Requirements for Operating License: Our UK operating subsidiary, Scotia, has been issued an operating license by the UK Civil Aviation Authority. Formerly, operating licenses were held by two of our UK subsidiaries, Brintel and Scotia (previously Bond Helicopters Limited (“Bond”)), but as of June 30, 2000 the helicopter operating business and assets of Brintel were transferred, for value, to Bond. Bond was renamed CHC Scotia Limited and is now the only operating subsidiary in the UK in our group, and therefore our only subsidiary holding a UK operating license. Without this operating license, we would not be able to operate helicopter services through our UK subsidiary. Under applicable European law, all of our European subsidiaries that operate helicopter services must be "effectively controlled" and "majority owned" by nationals of Member States of the European Union or the European Economic Area to maintain their operating licenses. We are controlled by Mr. Craig L. Dobbin, a citizen of both Canada and the Republic of Ireland (a Member State of the European Union).

In January 1994, two competitors of Brintel (at that time the only UK operating company in our group) complained to the European Commission and the UK Civil Aviation Authority that the ownership structure of CHC and Brintel did not comply with the requirements of European licensing regulations and one competitor brought an application in the English courts for judicial review of the UK Authority’s decision not to revoke Brintel’s operating license following the acquisition of Brintel by CHC. Subsequently, Brintel received notice that, as a result of communications with the European Commission, the UK Civil Aviation Authority believed that Brintel may not satisfy the nationality requirements of applicable European law. The UK Civil Aviation Authority subsequently informed the UK Secretary of State on December 4, 1997 that it had reason to believe that Brintel did not comply with the ownership requirements of applicable European law. The UK Secretary of State had the ability to direct the UK Civil Aviation Authority to withdraw Brintel’s operating license for failure to comply with such requirements.

To resolve the ownership issues with the UK Civil Aviation Authority and the European Commission, we entered into an agreement with the UK Department of the Environment, Transport and the Regions to effect a transaction that was approved by our shareholders on December 9, 1997. Pursuant to that agreement, we created and issued 11 million ordinary shares, a new class of restricted voting securities, to a corporation indirectly wholly-owned by Mr. Dobbin for $33 million. We loaned that corporation the $33 million to purchase the ordinary shares. The loan is secured by a lien on the ordinary shares. The ordinary shares are entitled to one vote for every 10 ordinary shares held and to dividends equivalent on a per share basis to any dividend paid on our subordinate voting shares, but each dividend paid on the ordinary shares requires prior minority shareholder approval.

In connection with these transactions, Mr. Dobbin and related corporations entered into an agreement with us under which they agreed, among other things:

•	not to directly or indirectly sell or transfer any of the ordinary shares, except for transfers that have been approved by a committee of independent directors of CHC; and

•
not to take any action to cause or support our dissolution, liquidation or winding-up or other distribution of our assets unless the dissolution, liquidation or winding-up or other distribution has received minority shareholder approval.

As a result of these transactions, we were advised by the UK Civil Aviation Authority that it did not intend, in the absence of any further change in circumstances or any information available to it, to take any further action in relation to Brintel in the context of the ownership requirements of applicable European licensing law. Although discussions and correspondence with the European Commission, the UK Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of the ordinary shares to Mr. Dobbin in December 1997 allowed us to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia's right to maintain its operating license on this or any other basis. Further, Scotia's eligibility to maintain its license could be adversely affected if Mr. Dobbin were to dispose of the shares he holds in CHC, if his percentage ownership of CHC was otherwise decreased or if he were to die and no alternative arrangement acceptable to the UK Civil Aviation Authority were implemented. While we do not believe this is probable, the revocation of the license would have a material adverse effect on our business, financial condition and results of operations.

Following our acquisition on August 11, 1999 of over 90% of the shares of HSG, including its subsidiary Bond, which operated in the UK, we disclosed the details of the transaction to the UK Civil Aviation Authority and obtained written confirmation from the UK Civil Aviation Authority that the licensing of Bond would not be adversely affected by its acquisition by us.

Norwegian Regulation - Requirements for Operating License: Our Norwegian subsidiaries are, through Norway's status as a Member State of the European Economic Area, subject to the same European Union nationality requirements with regard to ownership and control as our UK subsidiaries. On May 9, 1999, in response to objections initiated by the previous management of HSG, the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to our satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG’s eligibility to hold helicopter operating licenses in Norway after our acquisition of HSG.

Dutch Regulation - Requirements for Operating License: Our Dutch subsidiary is, through the operations of its subsidiaries, subject to the same European Union and European Economic Area nationality requirements with regard to ownership and control as are our UK and Norwegian subsidiaries. The Dutch Civil Aviation Authority advised Schreiner in writing prior to our acquisition of Schreiner that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by us, would continue to be so following its acquisition by us. In accordance with Dutch Civil Aviation Authority procedures, we were required to submit certain information regarding our ownership and control to the Dutch Civil Aviation Authority following our acquisition of Schreiner to formally demonstrate that Schreiner continues to meet the European ownership and control requirements. We have submitted the required information to the Dutch Civil Aviation Authority.

Canadian Regulation - Requirements for Operating License: Our helicopter operations in Canada are regulated under the provisions of the Aeronautics Act (Canada) (the "Aeronautics Act"). Air operator certificates are issued by the Minister of Transport (Canada) pursuant to the Aeronautics Act and related regulations and orders. To receive an air operator certificate, an applicant must satisfy certain requirements with respect to its operations.

We have an air operator certificate. Our ability to conduct business is dependent on our ability to maintain our air operator certificate. We no longer directly carry on light helicopter operations in Canada, but we operate heavy helicopters off Canada’s east coast in support of the oil and gas industry.

Australian Regulation - Requirements for Operating License: The helicopter industry in Australia is regulated by various authorities, the most significant of which is the Australian Civil Aviation Safety Authority ("CASA"). Pursuant to the Civil Aviation Act, 1988, CASA is primarily responsible for safety regulations for (i) civil air operations within Australian territory and (ii) Australian registered aircraft operating outside of Australian territory.

To operate an aircraft in Australia, it must be registered with CASA and a valid Certificate of Airworthiness must be obtained and be valid and in effect. The operation of an aircraft for a commercial purpose into, out of or within Australian territory can only be undertaken as authorized by an Air Operators’ Certificate. CHC Australia has been licensed by CASA to conduct charter operations within, into, out of and outside of Australian territory and to engage in the maintenance of aircraft and maintenance of aircraft components.

South African Regulation - Requirements for Operating License: Aviation services in South Africa are regulated under the Air Services Licensing Act for domestic service and the International Air Services Act for international services. Additionally, aircraft used in such services must be registered under the Aviation Act, 1962. The Air Services Licensing Council issues domestic licenses if satisfied that (i) the service will be safe and reliable, (ii) the applicant is a resident of South Africa or, if a corporation is incorporated in South Africa and 75% of the voting rights are held by South African residents, (iii) the applicant will be in control of the service and (iv) the aircraft is registered in South Africa. Upon acquiring its interest in Court Air, HSG obtained a letter from the Ministry of Transport in South Africa, confirming its approval of HSG’s indirect acquisition of Court Air on the basis that Court Air’s immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from our South African counsel has confirmed that Court Air’s licenses for helicopter operations in South Africa should not be adversely affected by our acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. No action with respect to these licenses has been taken since our acquisition of HSG in 1999. While we do not believe this is probable, any such action could materially and adversely affect our business, financial condition and results of operations. There are also requirements for an operating certificate, uninterrupted operation and insurance. The requirements for an international license are similar, with an additional requirement that the service can be operated within the structure of existing air service in South Africa. The International Air Services Council may also take into account the financial capability of the applicant, economic and other national interests of South Africa and the effect on existing services. Domestic fares are unregulated but international fares are governed by international agreements between governments.

Black Empowerment: Black Empowerment legislation in South Africa requires that we have a local partner that satisfies the black empowerment requirements in order to be able to bid on contracts in South Africa. We have entered into an arrangement with a black empowerment partner that will enable us to bid on future contracts.

Other International Regulation: Helicopter operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations. These regulations may require us to obtain a license to operate in that country, may favor local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. To conduct helicopter operations in these countries, we may operate in conjunction with a local representative or partner. Our representatives or partners typically receive a small percentage of local revenues or a fixed fee but generally do not provide any personnel or assume any of the liabilities related to the performance of the contract. We currently have representatives or partners in a number of countries including Azerbaijan, Ecuador, Equatorial Guinea, Libya, Myanmar, Namibia, Saudi Arabia and Thailand.

5.0 - Dividends

Dividends on CHC’s Class A Subordinate Voting shares, Class B Multiple Voting shares and Ordinary shares are declared at the discretion of the Board. CHC declared dividends on its Class A Subordinate Voting shares and Class B Multiple Voting shares of $0.30 per share in fiscal 2005, $0.25 per share in fiscal 2004, and $0.10 per share in fiscal 2003.

Declaration of dividends is restricted by covenants contained in certain of the Corporation’s debt agreements. The declaration of dividends during fiscal 2005 at $0.30 (2004 - $0.25) per participating voting share totalling $12.8 million (2004 = $10.5 million) was in compliance with these covenants.

6.0 - Capital Structure

The authorized share capital of the Corporation consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Multiple Voting Shares, an unlimited number of ordinary shares (the “Ordinary Shares”), an unlimited number of First Preferred Shares issuable in series and an unlimited number of Second Preferred Shares issuable in series.

Our Class A Subordinate Voting Shares and our Class B Multiple Voting Shares participate equally in the payment of dividends if and when declared by our Board of Directors. The Ordinary Shares are entitled to dividends equivalent on a per share basis to any dividend paid on our Class A Subordinate Voting Shares and Class B Multiple Voting Shares, subject to prior minority shareholder approval. Class A Subordinate Voting Shares carry the right to one vote per share, our Class B Multiple Voting Shares carry the right to 10 votes per share, and our Ordinary Shares carry the right to one vote per 10 shares. Our Ordinary Shares are also redeemable at the option of the Corporation at the subscription price thereof in certain circumstances. We also have the right, subject to the approval of the Toronto Stock Exchange (“TSX”), to purchase the Ordinary Shares at their fair market value. Our Class A Subordinate Voting Shares, our Class B Multiple Voting Shares and our Ordinary Shares share equally on a share for share basis in the property and assets of the Corporation upon liquidation or winding up.

The First Preferred Shares rank prior to the Second Preferred Shares, the Class B Multiple Voting Shares, the Class A Subordinate Voting Shares and the Ordinary Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. The Second Preferred Shares rank prior to the Class B Multiple Voting Shares, the Class A Subordinate Voting Shares and the Ordinary Shares and any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation.

Other than as described above, the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, as classes, are identical. Except as required by law, the holders of the First Preferred Shares and the Second Preferred Shares, as classes, are not entitled to vote at any meeting of shareholders of the Corporation.

If an offer is made to purchase Class B Multiple Voting Shares such that under the take-over bid provisions of applicable securities legislation, the same offer must be made to all or substantially all holders of Class B Multiple Voting Shares who are in a Canadian province or territory to which the requirements apply and the offeror does not concurrently make an identical offer to purchase the Class A Subordinate Voting Shares, then each outstanding Class A Subordinate Voting Share may be converted into a Class B Multiple Voting Share at the option of the holder thereof and sold pursuant to the offer for the Class B Multiple Voting Shares, except in certain circumstances. At any time, a holder of Class B Multiple Voting Shares may convert such shares into Class A Subordinate Voting Shares on a one-for-one basis.

Our share capital was comprised of the following as at April 30 in the years indicated below:

	Number of Shares		Consideration
	2005	2004	2005	2004
Class A subordinate voting shares	36,833	36,756	$222,727	$221,532
Class B multiple voting shares	5,866	5,877	18,431	18,719
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans			(1,689)	(1,823)
			$239,469	$238,428
Contributed surplus			$3,291	$3,291

The Class A Subordinate Voting Shares carry 37.7% of the total votes attached to all issued and outstanding shares of the Corporation, the Class B Multiple Voting Shares carry 60.0% of the total votes attached to all issued and outstanding shares of the Corporation and the Ordinary Shares carry 2.3% of the total votes attached to all issued and outstanding shares of the Corporation.

The Corporation has issued US$400 million of 7 3/8% Senior Subordinated Notes due 2014 (“the Notes”). The Notes are unsecured and mature on May 1, 2014. The Corporation may redeem all or a part of the Notes on or prior to May 1, 2009, by paying 100% of the principal amount of the Notes plus a make-whole premium. Thereafter, all or portion of the Notes may be redeemed at any time at prescribed redemption prices. In addition, at any time before May 1, 2007, the Corporation may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of equity offerings at 107.375% of the principal amount of the Notes, plus accrued interest, if at least 65% of the aggregate principal amount of the Notes remains outstanding.

Constraints

In recognition of foreign ownership restrictions imposed by the Canada Transportation Act (the “Act”), the Articles empower the directors of the Corporation to refuse to permit registration of any transfer of voting shares of the Corporation (including Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares) if such transfer would result in persons other than Canadians (as defined in the Act) owning or controlling more than 25% of (a) the votes attached to all outstanding voting shares of the Corporation or (b) the number of outstanding voting shares of the Corporation.

Ratings

The following table sets forth the current ratings that the Corporation has received from rating agencies.

	Moody’s	Standard and Poor’s
Corporate Rating	Ba3	BB-
Senior Subordinated Notes	B2	B
Trend/Outlook	Stable	Positive

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of rating. Moody’s appends numerical modifiers from 1 to 3 to its long-term ratings, indicating relative strength within the rating category, with 1 being the highest. Moody’s has also assigned a stable outlook to the rating.

Standard and Poors long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of rating. Standard and Poors uses “+” or “-- “ designations indicating relative strength within the rating category and have assigned a positive outlook to the rating.

Prospective purchasers of the Corporation’s debt obligations should consult directly with the rating agencies with respect to the interpretation of the foregoing ratings and the implication of those ratings. Credit ratings are not recommendations to purchase, hold or sell securities and may be subject to revision or withdrawal at any time by a rating agency.

7.0 - Market for Securities

The Corporation’s Class A Subordinate Voting shares are listed and posted for trading on the TSX under the symbol “FLY.SV.A”. The Corporation’s Class B Multiple Voting shares are listed and posted for trading on TSX under the symbol “FLY.MV.B”.

The Corporation’s Class A Subordinate Voting Shares shares are also listed and posted for trading on the New York Stock Exchange (“NYSE”) under the symbol “FLI”.

The charts below setforth for the periods indicated, the high, low and closing sale prices and traded volume of (i) the outstanding Class A Subordinate Voting shares as reported on the TSX and the NYSE and (ii) the outstanding Class B Multiple Voting Shares as reported on the TSX.

Class A Subordinate Shares - TSX (FLY.SV.A):

	High($)	Low($)	Close($)	Traded Volume
May 2004	20.00	18.38	19.25	1,867,684
June 2004	20.43	19.28	19.55	1,831,820
July 2004	22.35	19.53	22.35	2,038,216
August 2004	22.50	20.24	22.17	3,069,316
September 2004	24.95	22.18	24.50	2,953,788
October 2004	24.99	22.86	22.86	2,031,502
November 2004	24.75	22.50	24.65	1,476,808
December 2004	26.50	23.13	25.52	2,122,430
January 2005	27.25	24.93	26.52	1,732,554
February 2005	29.26	26.58	29.18	1,431,056
March 2005	29.71	26.50	27.75	3,876,628
April 2005	28.63	25.22	26.01	2,723,837

Class A Subordinate Shares-NYSE(FLI):

Month	High($)	Low($)	Close($)	Traded Volume
May 2004	15.73	13.19	13.58	701,200
June 2004	15.06	14.21	14.43	334,200
July 2004	16.83	14.60	16.59	434,000
August 2004	17.46	15.29	16.72	375,800
September 2004	19.64	17.02	19.17	443,600
October 2004	19.69	18.43	18.45	258,600
November 2004	21.05	18.38	20.53	287,200
December 2004	21.40	19.07	21.08	473,200
January 2005	22.13	20.30	21.24	348,400
February 2005	23.86	21.45	23.53	276,000
March 2005	24.13	21.73	22.82	396,000
April 2005	23.41	20.20	20.65	562,300

Class B Multiple Voting Shares-TSX(FLY.MV.B):

	High($)	Low($)	Close($)	Traded Volume
May 2004	19.73	18.58	19.25	932
June 2004	20.39	20.13	20.13	700
July 2004	21.67	20.59	21.67	1,870
August 2004	21.50	20.88	20.88	1,600
September 2004	24.88	22.21	24.88	1,900
October 2004	24.88	23.63	23.63	3,466
November 2004	25.00	22.87	25.00	1,300
December 2004	26.25	24.38	26.25	2,100
January 2005	27.00	26.39	27.00	3,210
February 2005	29.08	28.00	29.08	1,120
March 2005	29.00	27.13	27.13	1,000
April 2005	28.50	25.80	26.17	2,720

8.0-Directors and Officers

CHC Helicopter Corporation
Directors

Name and Residence	Principal Occupations within 5 Preceding Years	Director Since
Craig L. Dobbin, OC Vancouver, British Columbia	Executive Chairman of the Corporation since November 2004. Prior to November 2004 Mr. Dobbin was the Chairman and Chief Executive Officer of the Corporation.	1987

William W. Stinson (1), (2), Toronto, Ontario	President of Westshore Terminals Inc. since May, 2005. Westshore Terminals Inc. operates a bulk terminal facility. From May, 2003 to May, 2005 he was the Chairman of Sunlife Financial. He was a corporate director from 2001-2003. From 2000-2001 he was chairman of the Executive Committee of United Dominion Industries. Mr. Stinson is a former Chairman and Chief Executive Officer of Canadian Pacific Ltd. having retired from that posted in 1996.	2003

Sir Bob Reid (2) London, England	Corporate Director	2004

Dr. Jack M. Mintz, PhD (1) Toronto, Ontario	President and Chief Executive Officer of the C.D. Howe Institute. Professor, University of Toronto.	2004

Dr. John J. Kelly, PhD (3) Dublin, Ireland	Professor of Chemical Engineering at the School of Engineering in University College, Dublin since 1994.	1999

George N. Gillett, Jr (2) Vail, Colorado	Chairman of Booth Creek Management Corporation since 1996. Booth Creek Management Corporation, based in Vail, Colorado, is a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries.	2004

Don Carty, OC (1) Dallas, Texas	Corporate Director	2004

Guylaine Saucier, CM, FCA (1), (3) Montreal, Quebec	Corporate Director	2005

Sylvain Allard, MBA Surrey, British Columbia	President and Chief Executive Officer of the Corporation since November 2004. Mr. Allard has been the President of the Corporation since 1999.	2004

Craig C. Dobbin (3) St. John’s, Newfoundland and Labrador	Corporate Director	1998

(1)	Serves on the Audit Committee
(2)	Serves on the Corporate Governance, Compensation and Nominating Committee
(3)	Serves on the Pension Committee

The following chart sets out the name and municipality of residence of each executive officer of the Corporation and the office held:

CHC Helicopter Corporation
Officers

Name and Municipality of Residence	Office
Craig L. Dobbin, OC Vancouver, British Columbia	Executive Chairman

Sylvain Allard Surrey, British Columbia	President and Chief Executive Officer

Jo Mark Zurel Surrey, British Columbia	Senior Vice President and Chief Financial Officer

Martin Lockyer Surrey, British Columbia	Vice President Legal Services and Corporate Secretary

Rick Davis Surrey, British Columbia	Vice President Financial Reporting

Blake Fizzard Surrey, British Columbia	Vice President Financial Structuring

Rick Green Surrey, British Columbia	Vice President Global Systems and Solutions

Chris McDowell North Vancouver, British Columbia	Vice President Mergers and Acquisitions

Mark Stock North Vancouver, British Columbia	Vice President Human Resources

John Hanbury North Vancouver, British Columbia	Corporate Treasurer

The directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over 2,835,288 Class A Subordinate Voting Shares, 5,555,432 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares.

Cease Trade Orders, Bankruptcies, Penalties, and Sanctions

No director or officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or a personal holding company of any such person, or within the 10 years prior to the date hereof has been, a director or officer of any issuer that, while that person was acting in that capacity,

(i)
was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or

(ii)
was the subject of an event that resulted, after that person ceased to be a director or officer, in the issuer being the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except Mme. Saucier, who was subject to a cease trade order in her capacity as a director of Nortel Networks Corporation. On May 31, 2004, the Ontario Securities Commission (“OSC”) issued a final management cease trade order (“CTO”) prohibiting certain directors, senior officers and certain current and former employees of Nortel Networks Corporation and Nortel Networks Limited from trading in the securities of Nortel Networks Corporation and Nortel Networks Limited, which finalized the temporary order issued on May 17, 2004. This final order has been revoked by the OSC by order dated June 21, 2005.

Penalties or Sanctions

No director or officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation or any personal holding company of any such person has been subject to:

(i)
any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or officer of the Corporation or, shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such person has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, or shareholder.

Conflicts of Interest

To the best of the Corporation’s knowledge, there are no known existing or potential conflicts of interest between the Corporation and a director or officer of the Corporation.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and required disclosures by directors and officers of conflicts of interest and the Corporation relies on such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breach of duty by any director or officer. All such conflicts will be disclosed, as the case may be, in accordance with the provisions of CHC’s governing corporate statute, the Canada Business Corporations Act and the applicable director or officer, if any, will govern himself in respect thereof to the best of his ability in accordance with the obligations imposed by law.

9.0 - Legal Proceedings

The Corporation is not named as a defendant in any proceedings that involve a liability of a material amount.

10.0 - Audit Committee

Composition, Relevant Education and Experience

The education and experience of each Audit Committee Member that is relevant to such Member’s responsibilities as a Member of the Audit Committee are set out below. As at April 30, 2005, the Audit Committee was composed of the following persons.

CHC
Audit Committee

Name	Relevant Education and Experience
Dr. Jack Mintz Toronto, Ontario
Dr. Mintz is President and Chief Executive Officer of the C.D. Howe Insitute and Professor of taxation at the Joseph L. Rotman School of Management, University of Toronto. He holds a Ph.D. in economics and has written and lectured extensively on taxation matters. He is currently a director of Brascan Limited, where he is Chairman of the Audit Committee, and Imperial Oil Limited.

Don Carty, OC Dallas Texas	Mr. Carty is the former Chief Executive Officer of AMR Corp, the parent corporation of American Airlines. He currently serves on the audit committees of Dell Inc. and Sears Holdings Corporation.

Guylaine Saucier Montreal, Quebec
Mme. Saucier is a Fellow of the Institute of Chartered Accountants and a former president of the Canadian Institute of Chartered Accountants. She is currently a director of the Bank of Montreal, where she serves as a member of the Audit Committee and Petro Canada Limited.

William W. Stinson Toronto, Ontario	Mr. Stinson is the President of Westshore Terminals Inc., the former Chairman of Sunlife Financial and the former President of Canadian Pacific Ltd.

The Board has determined that each of the Audit Committee Members is independent and financially literate. Independent means free from any direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment as more particularly described in National Instrument 52-110 - Audit Committees. Financially literate means having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board is satisfied that, Dr. Jack Mintz, Don Carty and Guylaine Saucier each also has: an understanding of the accounting principles used by the Corporation to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Audit Committee Mandate

1.0	STATEMENT OF PURPOSE

The Audit Committee (the “Committee”) provides assistance to the Board of Directors to fulfill its responsibilities.

The assistance includes these duties: the review of financial reports and other financial information provided by the Corporation to any regulatory authority or to the public and the review of the Corporation’s systems of internal controls for finance, accounting, legal compliance and ethics that management and the Board have established; and the oversight of the external auditor’s work, qualifications and independence (including the resolution of disagreements between management and the external auditor regarding financial reporting). To these ends, the Audit Committee shall maintain free and open means of communication among the external and internal auditors, financial and senior management and the Board of Directors. The external auditor will report directly to the Audit.

2.0	COMPOSITION

The Committee should consist of at least three directors, none of which shall be officers or employees of the Corporation or any of its subsidiaries, all of whom should be financially literate and independent in each case as determined by the Board having regard to applicable regulatory and stock exchange requirements and the Corporation’s Independence Guidelines. The composition of the Committee should provide for continuity of membership, while at the same time allowing fresh perspectives to be added.

The Committee should include at least one member who is an “Audit Committee financial expert” as determined by the Board having regard to applicable regulatory and stock exchange requirements.

3.0	AUTHORITY

The Committee has the authority to access information and investigate any activity of the Corporation, including the authority to communicate directly with internal and external auditors. All employees are to co-operate as requested by the Committee.

The Committee has the authority to retain independent counsel and other advisors having special expertise to assist in fulfilling its responsibilities, as it determines necessary or desirable to carry out its duties and to determine the compensation payable to such persons and to authorize payment by the Corporation.

4.0	MEETINGS

The Committee should meet on a regular basis (at least quarterly). Special meetings may be authorized at the request of management, any member of the Committee, or at the request of the external or internal auditors. The external auditors shall receive notice of and shall have the right to attend all meetings of the Committee. At each meeting provision shall be made to meet privately with management, the external auditors, and the internal auditor.

5.0	REPORTING & REVIEW

The full Board should be kept informed of the Committee’s activities by a report following each Committee meeting. The full Board shall annually evaluate the performance of the Committee.

6.0	RESPONSIBILITIES

The Committee should review and approve all published financial statements which require approval by the Board. These would include interim financial statements, year-end audited financial statements, financial statements in prospectuses and other offering memoranda, financial statements required by regulatory authorities and earnings press releases. In doing so, the Committee shall discuss the Corporation’s financial statements with management and the external auditors, including the Corporation’s MD&A disclosures.

The Committee should review any report of management (including MD&A) which accompanies published financial statements (to the extent such a report discusses the financial position or operating results of the Corporation). The Committee is responsible for recommending the appointment of the external auditors to the Board, and their compensation. The Committee shall oversee the work of the auditors, including the resolution of any disagreement between management and the auditors regarding financial reporting. The external auditors are ultimately accountable to the Committee and to the Board as representatives of shareholders.

The Committee should review and approve the audit plans of the external and internal auditors including the planned audit scope. Any recommendations made by the auditors for the strengthening of internal controls should be reviewed by the Committee.

The Committee shall review analyses prepared by management and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements, including the analyses of the effects of alternative GAAP methods on the financial statements.

The Committee should review the adequacy and effectiveness of internal controls established by management over the accounting and financial reporting systems within the Corporation and shall review major issues as to the adequacy of internal controls and any special audit stops adopted in light of material control deficiencies.

The Committee shall review the results of the external audit and any major issues regarding accounting principles and financial statement presentations, including any significant changes to the Corporation’s selection or application of accounting principles. The Committee shall also review the effect of regulatory or accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation. In addition, the Committee should review any accruals, provisions or estimates that have a significant effect upon the financial statements and the disclosure of related party transactions.

The Committee shall review with the external auditors any audit problems or difficulties and managements response.

The Committee shall review with management, the external auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

The Committee shall discuss policies with respect to risk assessment and risk management.

The Committee should consider any other matter, which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

7.0	AUDIT AND NON-AUDIT FEES

The Committee shall establish policies with respect to the performance of non-audit services by the external auditors and for the pre-approval of retaining the auditors for such services having regard to applicable regulatory and stock exchange requirements. The Committee must recommend to the Board of Directors, the compensation to be paid to the external auditor in connection with preparing or issuing an auditors report or performing other audit, review or attest services.

8.0	APPOINTING THE EXTERNAL AUDITOR

The Committee should consider annually whether the external auditors should be reappointed and recommend accordingly to the Board. In doing so, the Committee shall evaluate the external auditor’s qualifications, performance and independence.

If a change in external auditors is proposed by management, the Committee should enquire as to the reasons for the change, including the response of the incumbent auditors, and should enquire as to the qualifications of the newly proposed auditors before making its recommendation to the Board. In recommending a change of auditors, the Committee should consider feedback from the incumbent auditors, qualifications of potential auditors, and restrictions placed on the appointment of auditors by securities regulators.

In addition, the Committee should, at least annually, obtain and review a report by the external auditors describing: the external auditors’ internal quality-control procedures; any material issues raised by the most recent internal quality-control or peer review of the external auditors, or investigation by any governmental or professional authority within the past five (5) years, respecting audits conducted by such auditors, and any steps taken to deal with such issues; and all relationships between the external auditors and the Corporation.

9.0	INTERNAL AUDIT

The internal audit function will report quarterly to the Committee. The Committee will review and approve the annual work plan of the internal audit group and will receive regular updates on the work of the internal auditor, including reports on any major weaknesses identified in the Corporation’s control systems, governance, or risk management processes. At least annually the Committee will review the performance of the internal audit function.

10.0	COMPLIANT PROCEDURES

The Committee shall establish procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls and auditing matters and for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters.

11.0	RELATED PARTY TRANSACTIONS

The Committee is responsible for the pre-approval of related party transactions. On a quarterly basis management will provide a summary of related party transaction that occurred in the previous quarter.

12.0	EMPLOYEES AND FORMER EMPLOYEES OF THE EXTERNAL AUDITOR

The Committee shall establish hiring policies for partners and employees and former partners and employees of the external auditor.

13.0	DISCLOSURE CONTROLS

The Corporation will maintain a set of disclosure controls and procedures to ensure that information required to be publicly disclosed by the Corporation is properly recorded, processed, summarized and reported. Any proposed changes or amendments to the disclosure controls and procedures will be approved by the Committee. The Committee will periodically assess the adequacy of these procedures and controls.

14.0        EARNINGS GUIDANCE The Committee shall discuss with management any earnings guidance provided to analysts, rating agencies or other parties.

The Committee should review the procedures in place for the review of the Corporation’s disclosure of financial information extracted or derived from its financial statements and periodically assess their adequacy.

Pre-approval Policies and Procedures

The Audit Committee has established a policy which requires pre-approval by the Audit Committee of all audit and non-audit services provided to the Corporation and its subsidiaries by the Corporation’s external auditor. The Pre-approval of Audit and Non-Audit Services Policy describes the services which may be contracted from the external auditor and the limitations and authorization procedures related thereto. This policy also describes those prohibited services which may not be contracted from the external auditor. Furthermore it is the policy of the Corporation that, except in exceptional circumstances, in any fiscal year the total fee for permissible non-audit services shall not be greater than the total fee for audit services.

External Auditor Service Fees

The fees paid by the Corporation to Ernst & Young LLP, the Corporation’s External Auditors, during each of the last 2 fiscal years for audit, audit-related, tax and non-audit services were as follows:

CHC
External Auditor Service Fees (in millions)

Ernst & Young LLP	2005		2004
Audit Fees	$1.1		$1.5
Audit-related Fees	0.6		0.3
Tax Fees	0.4		0.7
All other Fees	0.8	(1)	0.1	(2)
Total	$2.9		$2.6

(1)	Includes advisory services related to legal entity restructuring, SOX compliance, EY online fees, and French translation services.
(2)	Includes advisory services related to legal entity restructuring and EY online fees.

11.0 - Interest of Management and Others in Material Transactions

No director or officer of the Corporation, or any associate or affiliate thereof, or to the knowledge of the Corporation, any holder of over 10% of the voting securities of the Corporation or any associate or affiliate thereof, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction that has material affected or will material affect the Corporation since May 1, 2002, except for the following:

During fiscal 2000, in connection with securing tender credit facilities, the Corporation received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Corporation’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A Subordinate Voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.7 million (2004 - $0.7 million and 2003 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2005.

12.0 - Transfer Agents and Registrars

The transfer agent and registrar for the Class A Subordinate Voting shares and Class B Multiple Voting shares of the Corporation is CIBC Mellon, 1660 Hollis Street, Suite 406, Halifax, NS, B3J 1V7.

In the United States, our agent for service of process is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 (telephone number 1-800-223-7567).

13.0 - Material Contracts

The Corporation has not entered into any material contracts other than those in the normal course of business.

14.0 - Interests of Experts

Ernst & Young LLP, as the Corporation’s Auditor has prepared an opinion with respect to the consolidated financial statements of the Corporation, as at and for the years ended April 30, 2005 and 2004.

15.0 - Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase the Corporation’s securities, and the interests of insiders in material transactions. CHC’s latest Management Information Circular. Additional financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the year ended April 30, 2005. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com.